UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

GENENTECH, INC.

(Name of Subject Company)

GENENTECH, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.02 per share

(Title of Class of Securities)

368710406

(CUSIP Number of Class of Securities)

Sean A. Johnston

Genentech, Inc.

1 DNA Way

South San Francisco, California 94080-4990

(650) 225-1000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Charles M. Nathan John M. Newell Latham & Watkins LLP 885 Third Avenue New York, New York 10022-4834 (212) 906-1200	Larry W. Sonsini Martin W. Korman Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	Subject Company Information.

Name and Address.

The name of the subject company is Genentech, Inc., a Delaware corporation (the “Company”). The address and telephone number of the Company’s principal executive office is 1 DNA Way, South San Francisco, California, (650) 225-1000.

Securities.

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to the Common Stock, par value $0.02 per share, of the Company (the “Shares”). As of February 6, 2009, there were 1,053,413,655 Shares issued and outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address.

The Company is the person filing this Schedule 14D-9 and is the subject company. The Company’s name, address and telephone number are set forth in Item 1 “Subject Company Information” above, which information is incorporated by reference herein. The Company’s website is www.gene.com. The information on the Company’s website should not be considered a part of this statement.

Tender Offer.

This Schedule 14D-9 relates to the tender offer by Roche Investments USA Inc. (“Roche Investments”) pursuant to which Roche Investments has offered to purchase all outstanding Shares not owned by Roche Holding Ltd (“Roche Holding” and together with its affiliates (excluding the Company and its subsidiaries) and Roche Investments, “Roche”) at a cash purchase price of $86.50 per share (the “Offer Price”) upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 9, 2009 and the related Letter of Transmittal (which, together with any amendments or supplements, collectively, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (together with the exhibits thereto, the “Schedule TO”), filed by Roche Investments and Roche Holding with the Securities and Exchange Commission on February 9, 2009.

According to the Offer to Purchase filed by Roche as Exhibit 99.A.1.I to the Schedule TO, the business address and telephone number for Roche Investments is c/o Roche Holding Ltd, Grenzacherstrasse 124, CH-4070 Basel, Switzerland, +41-61-688-1111.

The Company does not take any responsibility for the accuracy or completeness of any information described herein contained in the Schedule TO, including information concerning Roche, its affiliates, officers or directors or any failure by Roche to disclose events or circumstances that may have occurred and may affect the accuracy or completeness of such information.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Schedule 14D-9 and in the excerpts from the Company’s Definitive Proxy Statement dated March 12, 2008 (the “2008 Proxy Statement”) filed as Exhibit (e)(1) to this Schedule 14D-9 (and incorporated by reference into this Item 3), to the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements, understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) Roche Investments or Roche Investments’ executive officers, directors or affiliates.

Any information contained in the pages incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

Arrangements Between the Company and Roche.

Affiliation Agreement.

In July 1999, during the month that we were wholly-owned by Roche, Roche caused our entry into an affiliation agreement (as amended on October 25, 1999, the “Affiliation Agreement”). The Affiliation Agreement has provisions that, among other things, relate to: (i) a business combination between the Company and Roche, (ii) the maintenance of Roche’s pro rata ownership percentage of the Company, (iii) the requirement that directors designated by Roche approve specified actions by the Company and (iv) Roche’s unique status for sales and marketing of our products.

Business Combination with Roche.

Pursuant to certain provisions of the Affiliation Agreement (the “Merger Provisions”), Roche has agreed to require, as a condition to the consummation of any merger of the Company with Roche or an affiliate of Roche or a sale of all or substantially all our assets to Roche or an affiliate of Roche, that:

•

such merger or sale receive the favorable vote of a majority of the Shares voted at any meeting or adjournment thereof not beneficially owned by Roche and its affiliates, provided that no person (as such term is defined in Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) or group (as such term is defined in Section 13(d) of the Exchange Act) shall be entitled to cast more than 5% of the votes cast at such meeting, or

•

in the event that such a favorable vote is not obtained, the value of the consideration to be received by the holders of Shares other than Roche and its affiliates in connection with such merger or sale shall be equal to or greater than the average of the means of the ranges of fair values for the Shares as determined by two investment banks of nationally recognized standing appointed by a committee of independent directors.

Certain provisions of the Affiliation Agreement provide that, if Roche and its affiliates shall have owned, for more than two months, beneficial ownership of Shares in excess of 90% of the outstanding Shares, then Roche shall as soon as reasonably practicable effect a merger of the Company with Roche or an affiliate of Roche. The merger shall be conditioned on the vote or valuation described under the first two bullets of “Business Combination with Roche” above.

The Company has no obligation under the Affiliation Agreement, or otherwise, to agree to a business combination transaction with Roche. In addition, the Affiliation Agreement does not obligate the Company to agree to any specific process or any price based on valuation assessments provided by investment banks. The provisions of the Affiliation Agreement do not diminish Roche’s fiduciary obligations to our stockholders in a merger or business combination.

The Affiliation Agreement further provides that in the 90 days immediately preceding any proposal by Roche or an affiliate for a merger with the Company, Roche will not sell any Shares and it will cause its affiliates not to sell any Shares. The Affiliation Agreement also provides that in the event of any merger of the Company with Roche or an affiliate of Roche, or a sale of all or substantially all our assets to Roche or an affiliate of Roche, each unvested option outstanding under any of the Company’s option plans shall, at the election of Roche in its sole discretion:

•	be accelerated so that each option shall become exercisable immediately prior to the consummation of such transaction for the full number of Shares covered by such option;

•

become exchangeable upon the consummation of such transaction for deferred cash compensation (vesting on the same schedule as the Shares covered by such option) having a value equal to the product of (a) the number of Shares covered by such option and (b) the amount which Roche, in its reasonable judgment, considers to be equivalent in value to the consideration per share received by holders of the Shares other than Roche and its affiliates in the transaction, minus the exercise price per share under such option; or

•

be cancelled in exchange for a replacement option to purchase stock of the surviving corporation or any successor thereto in any such transaction with the terms of such options to provide value equivalent to that of the cancelled option, such value to be determined in the reasonable discretion of Roche.

Disposition by Roche.

Certain provisions of the Affiliation Agreement (the “Disposition Provisions”) provide that, in the event that Roche and its affiliates shall dispose of, in one or a series of integrally related transactions, all or substantially all of their beneficial ownership of the Shares to one or more persons, (a) Roche shall (i) in the event that immediately prior to such transactions Roche and its affiliates own over 50% of the Company, either make or cause such successor to make adequate arrangement for the receipt by the holders of the Shares of consideration for their Shares which (A) in a transaction in which the consideration is composed entirely of either cash or equity traded on a U.S. national securities exchange, is in the same form and amount(s) per Share as that received by Roche and its affiliates and (B) in any other type of transaction, is either in the same form and amount per Share as that received by Roche and its affiliates, or has a value per Share not less than the weighted average value (determined as of the time of receipt by Roche and its affiliates) per Share received by Roche and such affiliates, such value to be determined by an investment bank of nationally recognized standing appointed by a committee of independent directors of the Company and (ii) cause such successor to agree to be bound by the obligations of Roche under the Disposition Provisions and the obligations of Roche described under “Business Combination with Roche” above; and (b) the Company shall agree that such successor shall succeed to Roche’s right to proportional representation on the Company’s Board of Directors under the Company’s Bylaws.

Roche’s Option to Purchase Securities of the Company and the Company Stock Repurchase Program.

The Affiliation Agreement provides that Roche shall have an option to purchase from the Company such number of Shares as is necessary to allow Roche and its affiliates to maintain their then-current Ownership Percentage (as defined below). The Affiliation Agreement defines “Ownership Percentage,” at any time, as the fraction whose numerator is the number of Shares owned by Roche and its affiliates and whose denominator is the number of Shares outstanding (excluding any shares repurchased by the Company after the July 1999 offering that have not been re-issued by the Company). In addition, the Affiliation Agreement contains provisions granting Roche the right to purchase from us such number of shares of any class of our capital stock (other than the Shares) as is necessary to allow Roche and its affiliates to own 80% of any class of our capital stock (other than the Shares). With certain exceptions, the exercise price of these options is the average of the last sale price of such Shares or other capital stock over the five trading days immediately prior to the notice of exercise of such option by Roche or its affiliates. The options to purchase the Shares or other capital stock are assignable by Roche to any affiliate of Roche.

The terms of the Affiliation Agreement require that the Company implement and maintain a stock repurchase program for general corporate purposes. Pursuant to this program, prior to any issuance or sale of Shares by the Company, the Company must have repurchased a number of Shares such that, immediately after such issuance, Roche’s Ownership Percentage is at least equal to Roche’s lowest Ownership Percentage at any time after the July 1999 offering but prior to such issuance, except that the Company may issue or sell Shares up to an amount that would cause Roche’s Ownership Percentage to be no more than two percentage points below Roche’s Minimum Percentage (as defined below). Further, the Affiliation Agreement contains provisions requiring that, if Roche’s Ownership Percentage is greater than 50%, prior to any issuance or sale of Shares by the Company, then the Company must repurchase a number of Shares such that immediately after such issuance Roche’s Ownership Percentage is greater than 50%. The Affiliation Agreement defines Roche’s “Minimum Percentage,” at any time, as the fraction whose numerator is the lowest number of Shares owned by Roche and its affiliates since the July 1999 offering and whose denominator is 127,298,588 (each of which are to be adjusted for any share subdivision, share combination, share dividend, share exchange, reclassification, merger, consolidation or similar transaction or event). At December 31, 2008, Roche’s Minimum Percentage was 57.7%. The stock repurchase program described in this paragraph shall terminate if Roche or its affiliates dispose of Shares resulting in Roche having a beneficial ownership of less than 40% of the Shares.

Roche Governance Rights.

The Affiliation Agreement contains provisions requiring the approval of the directors on our Board of Directors designated by Roche pursuant to the Company’s Bylaws to approve any of the following actions:

•

acquisition by us of any business or assets that would constitute a substantial portion of our business or assets, whether such acquisition be by merger or consolidation or the purchase of stock or assets or otherwise;

•

the sale, lease, license, transfer or other disposal of all or a substantial portion of our business or assets other than in the ordinary course of business, other than any such sale, lease, license, transfer or other disposal which is subject to the other provisions of the Affiliation Agreement;

•

the issuance of any Equity Securities (as defined below) or other capital stock of the Company, except for (i) issuances of Shares, or options, warrants or rights to acquire, or securities convertible into or exchangeable for, Shares pursuant to any employee compensation plan that has been approved by Roche not exceeding 5% of the voting stock; (ii) issuances of Shares upon the exercise, conversion or exchange of any outstanding Equity Securities (as defined below) or other capital stock; and (iii) other issuances of Shares during any 24-month period not exceeding 5% of the voting stock of the Company outstanding at the beginning of such 24-month period; and

•

the repurchase or redemption of any Equity Securities (as defined below) or other capital stock of the Company, other than redemptions required by the terms of such securities and purchases made at a fair market value in connection with the deferred compensation plan maintained by the Company.

For the purposes of the first two requirements above, unless a majority of our Board of Directors shall have made a contrary determination in good faith, a “substantial portion of our business or assets” shall mean a portion of our business or assets accounting for 10% of the consolidated total assets, contribution to net income or revenues of the Company and its consolidated subsidiaries. The Affiliation Agreement defines “Equity Security” as any (i) voting stock of the Company (other than shares of voting stock not having the right to vote generally in any election of directors of the Company), (ii) securities of the Company convertible into or exchangeable for such stock, and (iii) options, rights and warrants issued by the Company to acquire such stock.

Roche’s governance rights outlined above shall terminate if Roche or its affiliates dispose of Shares resulting in Roche having a beneficial ownership of less than 40% of the Shares.

Roche Commercial Rights.

The terms of the Affiliation Agreement prevent the Company and any of its subsidiaries from entering into any material licensing or marketing agreement with respect to any products, processes, inventions or developments made by the Company or a subsidiary of the Company unless they have first negotiated in good faith with Roche, for a reasonable period of not less than three or more than six months with a view towards reaching a mutually beneficial licensing or marketing agreement with Roche with respect to such products, processes, inventions or developments. Such commercial rights shall terminate if Roche or its affiliates dispose of Shares resulting in Roche having a beneficial ownership of less than 40% of the Shares.

Certificate of Incorporation and Bylaws.

During July 1999, the month that we were wholly-owned by Roche, Roche caused the amendment and restatement of our certificate of incorporation and Bylaws.

Composition of Board of Directors.

Our Bylaws provide that our Board of Directors shall have seven or more members: at least three nominees of Roche, one of our executive officers and at least three independent directors (as such term is defined in our Bylaws). All of our directors other than those designated by Roche are nominated by the Nominations Committee of our Board of Directors. Our Board of Directors currently consists of seven directors: three directors designated by Roche, our Chief Executive Officer and three independent directors. Our Bylaws define an independent director as a director who is not (i) an officer of the Company, (ii) an employee, director, principal stockholder or partner of Roche or any affiliate of Roche, or (iii) an employee, director, principal stockholder or partner of an entity (other than the Company or any of its subsidiaries) that was dependent upon Roche or an affiliate of Roche for more than 10% of its revenues or earnings in its most recent fiscal year.

Our Bylaws provide that, at any time, upon the request by Roche, Roche shall immediately be entitled to representation on our Board of Directors such that Roche shall have a number of directors equal to its percentage ownership of our Shares times the total number of directors on our Board of Directors, rounded up to the next whole number if Roche’s ownership interest is greater than 50% and rounded down if it is less than or equal to 50%. Our Bylaws further provide that, upon Roche’s request, we shall immediately take action to increase the size of our Board of Directors or to fill such vacancies by electing Roche nominees in order to achieve Roche’s proportional representation. Additionally, the Affiliation Agreement provides that in such event, until Roche’s additional nominees have taken office as directors of the Company, our Board of Directors shall not take, or fail to take, any action outside the ordinary course of business without Roche’s consent.

If Roche’s ownership of our Shares falls below 40%, Roche’s right to proportional representation on our Board of Directors will terminate. Roche shall thereafter be entitled to nominate a number of directors proportional to Roche’s ownership interest rounded down to the next whole number, until Roche’s ownership interest is less than 5%.

Membership of Committees.

We have five standing committees of the Board of Directors: Audit Committee (the “Audit Committee”), Compensation Committee (the “Compensation Committee”), Corporate Governance Committee (the “Corporate Governance Committee”), Executive Committee (the “Executive Committee”), and Nominations Committee (the “Nominations Committee”). Our Bylaws provide that Roche shall be entitled to designate at least one member of each committee of our Board of Directors and, upon providing notice to the Company, is entitled to proportional representation on each committee. Roche’s committee members may designate another Roche director to serve as their alternates on any committee.

Under our Bylaws, the Nominations Committee is required to have three members. Our Bylaws provide that any time Roche’s ownership of the total voting power of our Shares is equal to or greater than 80%, the Nominations Committee is to be comprised of two Roche nominees and one independent director. The terms of our Bylaws further provide that any time that Roche’s ownership of the total voting power of our Shares is less than 80%, the Nominations Committee is to be comprised of a number of Roche nominees equal to Roche’s ownership percentage times three, rounded up to the next whole number if Roche’s total voting power is greater than 50% and rounded down if Roche’s total voting power is less than or equal to 50%. However, Roche may not have more than two nominees at any time. Roche designees currently comprise two of the three members on the Nominations Committee. Our Bylaws provide that a majority of the Nominations Committee must approve the nomination of any person not designated by Roche.

Roche’s rights to designate committee members as set forth above shall terminate if Roche owns less than 40% of our Shares.

Amendments of Our Certificate of Incorporation and Bylaws.

Our Amended and Restated Certificate of Incorporation provides that the provisions of our Bylaws described under “Annual Meetings; Election of Directors,” “Composition of Board of Directors; Terms of Directors,” “Roche’s Right to Proportional Representation” (other than the terms related to the termination of the provision), “Committees,” “Nomination of Directors,” “Vacancies” and “Amendments” may be repealed or amended only by the affirmative vote of more than 60% of our outstanding Shares and the provisions of our Bylaws described under “Roche’s Right to Proportional Representation” (but only with respect to the terms related to the termination of the provision), and “Removal” may be repealed or amended only by the affirmative vote of more than 90% of our outstanding Shares. If Roche’s ownership interest is between 5% and 40%, Roche’s right to nominate a number of directors proportional to Roche’s ownership interest may be repealed or amended only by the affirmative vote of more than 90% of our outstanding Shares.

Licensing and Marketing Agreements.

We have a July 1999 Amended and Restated Agreement (the “Commercialization Agreement”) regarding commercialization of the Company’s products outside the U.S. with F. Hoffmann-La Roche Ltd (“Hoffmann-La Roche”) granting Hoffmann-La Roche an option to license, develop and commercialize our products in non-U.S. markets. Hoffmann-La Roche is an affiliate of Roche. The major provisions of that agreement include the following:

•

Hoffmann-La Roche may exercise its option to license our products upon the occurrence of any of the following: (1) the filing of the first Investigational New Drug Application (“IND”) for a product; (2) the date by which the Company has clinical trial data and other information sufficient to enable the first Phase III trial in the U.S. (“Phase II Completion”) for a product; or (3) provided Hoffmann-La Roche has paid a fee of $10 million (“Option Extension Fee”) within a certain time following its decision not to exercise the option in (2) above, the date by which the first Phase III trial for a product is completed and the results are known, available, analyzed and, in the Company’s reasonable judgment, enable a U.S. biologic license application (“BLA”) or new drug application filing (“Phase III Completion”);

•

Hoffmann-La Roche’s options expire on October 25, 2015 except that Hoffmann-La Roche maintains: (1) a Phase II Completion option for those products for which the Company has filed an IND prior to October 25, 2015, but which have not reached Phase II Completion; and (2) an option at Phase III Completion for those products for which Roche had paid the Option Extension Fee at the Phase II Completion prior to October 25, 2015;

•

if Hoffmann-La Roche exercises its option to license a product, it has agreed to reimburse the Company for development costs as follows: (1) if exercise occurs upon the filing of an IND, Hoffmann-La Roche will pay 50% of development costs incurred prior to the filing and 50% of development costs subsequently incurred; (2) if exercise occurs at the completion of the first Phase II trial, Hoffmann-La Roche will pay 50% of development costs incurred through completion of the trial, 75% of development costs subsequently incurred for the initial indication, and 50% of subsequent development costs for new indications, formulations or dosing schedules; (3) if the exercise occurs at the Phase III Completion, Hoffmann-La Roche will pay 50% of development costs incurred through completion of Phase II, 75% of development costs incurred through completion of Phase III Completion, and 75% of development costs subsequently incurred, and half of the option extension fee paid by Hoffmann-La Roche to preserve its right to exercise its option at the completion of a Phase III trial will be credited against the total development costs payable to the Company upon the exercise of the option; and (4) each of the Company and Hoffmann-La Roche have the right to “opt out” of sharing development costs for an additional indication for a product for which Hoffmann-La Roche exercised its option, but could “opt back in” within 30 days of the other party’s decision to file for approval of the indication by paying twice what they would have owed for development of the indication if they had not opted out;

•

we agreed, in general, to manufacture for and supply to Hoffmann-La Roche its clinical requirements of our products at cost, and its commercial requirements at cost plus a margin of 20%; however, Hoffmann-La Roche will have the right to manufacture our products under certain circumstances;

•

Hoffmann-La Roche has agreed to pay, for each product for which Hoffmann-La Roche exercises its licensing option upon the filing of an IND or completion of the first Phase II trial, a royalty of 12.5% on the first $100 million of its aggregate sales of that product and thereafter a royalty of 15% of its aggregate sales of that product in excess of $100 million until the latter in each country of the expiration of our last relevant patent or 25 years from the first commercial introduction of that product;

•

Hoffmann-La Roche will pay, for each product for which Hoffmann-La Roche exercises its licensing option after Phase III Completion, a royalty of 15% on its sales of that product until the later in each country of the expiration of our last relevant patent or 25 years from the first commercial introduction of that product; provided, however that the second half of the option extension fee paid by Hoffmann-La Roche related to a product will be credited against royalties payable to us in the first calendar year of sales by Hoffmann-La Roche in which aggregate sales of that product exceed $100 million; and

•

for certain products for which the Company is paying a royalty to Biogen-Idec, including Rituxan, Hoffmann-La Roche shall pay the Company a royalty of 20% on sales of such product in Hoffman-La Roche’s licensed territory. Once the Company is no longer obligated to pay a royalty to Biogen-Idec on sales of such products in each country, Hoffmann-La Roche shall then pay the Company a royalty on sales of 10% on the first $75 million of its aggregate sales of that product and thereafter a royalty of 8% on its aggregate sales of that product in excess of $75 million until the later in each country of the expiration of our last relevant patent or 25 years from the first commercial introduction of that product. During the fourth quarter of 2008, our obligation to pay a royalty to Biogen-Idec on sales of Rituxan ended in certain countries. The shift from the 20% royalty on Rituxan to the lower 8% to 10% royalty rate will occur in certain countries during 2009 and beyond.

We have further amended this licensing and marketing agreement with Hoffmann-La Roche to delete or add certain Company products under Hoffmann-La Roche’s commercialization and marketing rights for Canada.

Research Collaboration Agreement.

We have an April 2004 research collaboration agreement with Hoffmann-La Roche that outlines the process by which Hoffmann-La Roche and the Company may agree to conduct and share in the costs of joint research on certain molecules. The agreement further outlines how development and commercialization efforts will be coordinated with respect to select molecules, including the financial provisions for a number of different development and commercialization scenarios undertaken by either or both parties.

Tax Sharing Agreement.

We have a tax sharing agreement with Roche. If we and Roche elect to file a combined state and local tax return in certain states where we may be eligible, our tax liability or refund with Roche for such jurisdictions will be calculated on a stand alone basis.

Other Agreements.

The Company is a party to other agreements with Roche and certain subsidiaries of Roche. Descriptions of these other agreements are included in the Company’s Annual Report filed with the SEC on Form 10-K on February 20, 2009 under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Relationship with Roche.”

Transactions with Roche.

Under our existing arrangements with Roche, including the Commercialization Agreement, we recognized the following amounts (in millions):

	2008	2007	2006
Product sales to Roche	$868	$768	$359
Royalties earned from Roche	1,544	1,206	846
Contract revenue from Roche	138	95	125
Cost of sales on product sales to Roche	472	422	268
R&D expenses incurred on joint development projects with Roche	336	259	213
In-licensing expenses to Roche	145	—	—

Certain R&D expenses are partially reimbursable to us by Roche. Amounts that Roche owes us, net of amounts reimbursable to Roche by us on those projects, are recorded as contract revenue. Conversely, R&D expenses may include the net settlement of amounts we owe Roche for R&D expenses that Roche incurred on joint development projects, less amounts reimbursable to us by Roche on these projects.

Arrangements between the Company and its Executive Officers, Directors and Affiliates.

For further information with respect to the arrangements between the Company and its executive officers, directors and affiliates described in this Item 3, see the 2008 Proxy Statement under the headings: “2007 Director Compensation;” “Equity Compensation Plans;” “Beneficial Ownership of Principal Stockholders, Directors and Management;” “Bonus;” “CEO Compensation;” “Compensation of Named Executive Officers;” “Grant of Plan-Based Awards in 2007;” “Non-Qualified Deferred Compensation for 2007;” “Outstanding Equity Awards at Fiscal 2007 Year-End;” and “Option Exercises in 2007.”

Cash Consideration Payable Pursuant to the Offer.

If the directors and executive officers of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration for their Shares on the same terms and conditions as the other stockholders of the Company. As of February 9, 2009, the directors and executive officers of the Company beneficially owned in the aggregate 10,557,102 Shares (excluding unvested options to purchase Shares and including vested options to purchase Shares). If the directors and executive officers were to tender all of their Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Roche, the directors and executive officers would receive an aggregate of $913,189,337 in cash, less the applicable exercise price of any vested options that are exercised. As discussed below in Item 4 “The Solicitation or Recommendation,” to the Company’s knowledge, after making reasonable inquiry, none of the Company’s executive officers, directors, affiliates or subsidiaries currently intends to tender into the Offer or sell any Shares held of record or beneficially owned by such person.

Retention Plan.

The Company has an Executive Retention Plan (the “Retention Plan”), which provides for retention bonuses payable to the Company’s executives. The participants in the Retention Plan are the Company’s chief executive officer; members of the Company’s Executive Committee; the Company’s senior vice presidents and vice presidents; the Company’s Executive Vice President, Research Drug Discovery; the Company’s Controller and Chief Accounting Officer and the Company’s Treasurer.

The retention bonus under the Retention Plan is established based on the executive’s job level, and will be paid as follows:

•

If a merger of the Company with Roche or an affiliate of Roche has not occurred on or before June 30, 2009, then 100% of the retention bonus will be paid on June 30, 2009, subject to the executive remaining employed by the Company on that date.

•	If a merger of the Company with Roche or an affiliate of Roche has occurred on or before June 30, 2009, then:

•

If vesting is not accelerated with respect to 100% of the Company’s then outstanding unvested stock options in connection with the merger, 100% of the retention bonus will be paid on the completion of the merger, subject to the executive remaining employed by the Company on the date the merger is completed; or

•

If vesting is accelerated with respect to 100% of the Company’s then outstanding unvested stock options in connection with the merger, then 50% of the retention bonus will be paid on the completion of the merger, and the remaining 50% will be paid on the first anniversary of the completion of the merger, subject to the executive remaining employed by the Company on those dates.

In addition, in the event of a merger of the Company with Roche or an affiliate of Roche, any executive who is terminated without “cause” or resigns with “good reason” as defined below (within three months of the initial existence of the condition or event that constitutes “good reason”) will be entitled to receive any remaining unpaid retention bonus upon such termination. However, under the Retention Plan, if such payment would be subject to Section 409A of the Internal Revenue Code, such payment will be delayed until the first payroll date that occurs following six months and one day following termination.

The amounts payable to the named executive officers of the Company under the Retention Plan are set forth below:

Named Executive Officer	Total Retention Bonus
Dr. Arthur Levinson	$8,737,300
David Ebersman	2,730,500
Dr. Susan Desmond-Hellmann	4,587,200
Dr. Richard Scheller	2,730,500
Stephen Juelsgaard	2,730,500

Severance Plan.

The Company has an Executive Severance Plan (the “Severance Plan”) which provides that the Company’s executives will be entitled to receive specified payments and benefits if they are terminated without “cause” or resign for “good reason” as defined below (within three months of the initial existence of the condition or event that constitutes “good reason”) within 18 months following a merger with Roche or an affiliate of Roche. Participants in the Severance Plan will be entitled to the following:

•	A severance payment based on the executive’s base salary and the average of the prior three years bonus.

•	For the Chief Executive Officer, the severance payment will be three times base salary and the average of the prior three years bonus.

•	For members of the Executive Committee, the severance payment will be two times base salary and the average of the prior three years bonus.

•

For other executives, the severance payment will be based on a designated number of weeks, multiplied by (A) the executive’s weekly base salary, plus (B) an amount equal to the average annual bonus paid to the executive over the past three years, expressed as a percentage of average annual salary, multiplied by the executive’s weekly base salary. The number of weeks will range from 52 weeks to 104 weeks, depending on the executive’s job level and tenure with the Company.

•	Accelerated vesting of all stock options granted by the Company and outstanding as of the severance date.

•	Continued medical group health and dental plan coverage.

•	For the Chief Executive Officer, coverage will be for three years.

•	For members of the Executive Committee, coverage will be for two years.

•	For other executives, coverage will be equal to the number of weeks used to determine the executive’s severance pay.

•	Reimbursement for reasonable outplacement services not to exceed 180 days following the executive’s severance date.

•	Reimbursement of legal fees and expenses incurred by the executive in successfully enforcing rights under the Plan.

Payment of the severance benefits under the Severance Plan is conditioned upon the executive’s execution of a release of claims in favor of the Company. Benefits which are subject to Section 409A of the Internal Revenue Code will be delayed until the first payroll date that occurs following six months and one day following termination of employment. In addition, the Severance Plan provides that if a merger with Roche or its affiliate occurs, participants will be paid their earned and accrued bonus under the 2008 Bonus Plan on the normal payment date if the executive remains employed with the Company through such date or the executive was terminated without cause or resigns for good reason following the merger.

As described above, the executive officers of the Company are entitled to receive accelerated vesting of unvested stock options granted by the Company and outstanding as of the executive’s severance date. The number of unvested stock options of the Company beneficially held by the executive officers of the Company as of February 9, 2009 is set forth below:

Name of Executive Officers	Number of Unvested Options
Robert Andreatta	37,250
Dr. Hal Barron	80,500
Ian Clark	160,417
Dr. Susan Desmond-Hellman	290,000
David Ebersman	165,833
Stephen Juelsgaard	167,083
Dr. Arthur Levinson	592,500
Dr. Richard Scheller	167,083
Dr. Marc Tessier-Lavigne	118,313
Dr. Patrick Yang	162,267

Definitions of Cause and Good Reason.

As used in the Retention Plan and the Severance Plan, “cause” means:

•	Willful and continued material failure to perform reasonable job duties and responsibilities;

•	Any act of personal dishonesty that is intended to result in substantial personal enrichment;

•	Conviction of, or plea of nolo contendere to, a felony that the Board of Directors of the Company reasonably believes has had or will have a detrimental effect on the Company’s reputation or business;

•	Breach of any fiduciary duty owed to the Company that has a detrimental effect on the Company’s reputation or business; or

•	The executive being found liable in any Securities and Exchange Commission or other civil or criminal securities law action, or entering into any cease and desist order with respect to such action.

As used in the Retention Plan and the Severance Plan, “good reason” means the occurrence of one or more of the following, without the person’s consent:

•

A 15% or more reduction in total annual cash compensation opportunity (base salary and target bonus opportunity) as compared to total annual cash compensation opportunity immediately prior to the merger;

•	A change in principal work location resulting in a new one-way commute that is more than 50 miles greater than such person’s one-way commute immediately prior to the change; or

•

A material reduction in authority, duties and/or responsibilities as compared to such person’s authority, duties and/or responsibilities immediately prior to the merger (for example, but not by way of limitation, this determination will include an analysis of whether such person maintains at least the same level, scope and type of duties and responsibilities with respect to the management, strategy, operations and business of the combined entity resulting from such transaction, taking the Company, Roche and their respective parent corporations, subsidiaries and other affiliates, together as a whole).

Company Incentive Plans.

The Company’s directors, executive officers and other employees have outstanding equity awards under the Company equity incentive plans which consist of the Company’s 1990 Stock Option/Stock Incentive Plan, the

Company’s 1994 Stock Option Plan, the Company’s 1999 Stock Plan, the Company’s 2004 Equity Incentive Plan and the Company’s 1991 Employee Stock Plan (collectively, the “Company Incentive Plans”). As of February 9, 2009, the directors and executive officers of the Company beneficially held options to purchase 12,448,745 Shares, 10,491,874 of which were vested and exercisable as of that date, with exercise prices ranging from $12.13 to $89.78 and an aggregate weighted average exercise price of $47.88 per Share for the options that were vested and exercisable as of that date. Under the Severance Plan, if a participant is terminated without “cause” or resigns for “good reason” as defined above (within three months of the initial existence of the condition or event that constitutes “good reason”) within 18 months following a merger with Roche or an affiliate of Roche, a participant will be entitled to accelerated vesting of all unvested and outstanding stock options, granted or assumed under the Company Incentive Plans, as of the severance date, including, without limitation, outstanding Company Incentive Plan options, outstanding awards to acquire Roche equity securities following an assumption or substitution of the Company’s options by Roche, or any other rights substituted by Roche for Company options, in connection with the merger. In addition, see Item 3 “—Affiliation Agreement” of this Schedule 14D-9 for a discussion of the Affiliation Agreement and how it affects the outstanding options.

Compensation to Members of the Special Committee.

As compensation for services rendered in connection with serving on the Special Committee (as defined below), Dr. Boyer and Ms. Reed each received a retainer of $35,000 and Dr. Sanders received a retainer of $50,000. In addition, each member of the Special Committee will receive a fee of $2,500 for each meeting of the Special Committee attended by such member and for each day during which such member devoted substantial time and attention to the matters for which the Special Committee was established.

In addition, certain provisions of the Affiliation Agreement may result in the acceleration of unvested stock options held by directors of the Company. For a more detailed description of the Affiliation Agreement and a discussion of how it affects the outstanding options, see Item 3 “—Affiliation Agreement” of this Schedule 14D-9. As of February 9, 2009, the non-employee directors of the Company beneficially held the number of unvested stock options set forth below:

Name of Director	Number of Unvested Options
Dr. Herbert Boyer	3,750
Debra Reed	8,125
Dr. Charles Sanders	3,750

Item 4.	The Solicitation or Recommendation.

Solicitation Recommendation.

The Special Committee has unanimously determined that the Offer is inadequate and not in the best interests of the Company’s stockholders, other than Roche and its affiliates. Accordingly, the Special Committee recommends, on behalf of the Company, that the Company’s stockholders reject the Offer and not tender their Shares pursuant to the Offer.

The Special Committee made this determination after carefully considering the Offer, the prospects and value of the Company, and other relevant facts and information, and after discussing such factors with the Special Committee’s advisors, the Company’s management and the Company’s advisors, as appropriate.

Copies of a letter to the Company’s stockholders and a press release communicating the recommendation are filed as Exhibits (a)(1) and (a)(2) to this Schedule 14D-9, respectively, and are incorporated by reference herein.

Background of the Offer.

The Company was formed in 1976 as a pioneer in the discovery, development and commercialization of biotechnology products. Since that time the Company has grown to be a leading biotechnology company, responsible for the scientific discoveries that form the basis for a number of today’s approved biotechnology medicines.

In September 1990, we consummated a merger in which Roche became our majority owner. In that merger, our stockholders at that time received, in addition to cash, common stock representing 40% of the Company. The shares of common stock received by our stockholders in the merger were redeemable by the Company at Roche’s option until June 1995. Following these transactions, Roche owned 60% of the common stock of the Company.

Despite Roche becoming a majority owner of the Company in September 1990, the Company has been managed and operated independently from Roche. The management of the Company, including the generation of its strategic plan, the development of its product pipeline, and the supervision of its day-to-day operations, has been and is performed by the Company’s management team, with oversight by the Company’s Board of Directors. Roche’s involvement in the management of the Company has been limited to the participation of up to three directors nominated by Roche. While Roche employees work with the Company’s employees on specific commercialization and development projects, no Roche employees have been or are involved in the day-to-day management of the Company.

As of June 1995, Roche had not exercised its redemption option and we agreed to enter into a revised merger agreement with Roche extending the period of its redemption option until June 1999. At that same time, an affiliate of Roche (Hoffmann-La Roche) entered into the Commercialization Agreement, which, among other things, granted Hoffman-La Roche an option on a product-by-product basis to license, use and sell outside of the U.S. all products we moved into clinical development from 1995 through 2005. For a more detailed description of the Commercialization Agreement, see Item 3 “—Licensing and Marketing Agreements” of this Schedule 14D-9.

Roche Becomes Sole Owner; Subsequent Sales to Public.

In June 1999, pursuant to the terms of the revised merger agreement, Roche caused us to redeem all of the common stock held by our public stockholders for an aggregate of approximately $3.8 billion. After the redemption the Company became a wholly-owned subsidiary of Roche. During the following month, while we were wholly-owned by Roche, Roche caused the amendment of our Certificate of Incorporation and Bylaws to provide itself with certain rights, including a right to proportional representation on our Board of Directors, and caused the Company to enter into a series of agreements, including the Affiliation Agreement (described in Item 3 “Past Contact, Transactions, Negotiations and Agreements” of this Schedule 14D-9). Also at this time, Roche caused the Company to enter into an amendment to the Commercialization Agreement, which, among other things, extended the term of the ex-U.S. option rights contained in that agreement from 2005 to 2015.

After Roche caused the execution of these agreements and the amendments to our organizational documents, and one month after becoming the owner of 100% of the Company’s common stock, Roche entered into a series of transactions between July 1999 and March 2000 in which it sold, directly or indirectly, approximately 42% of our common stock to the public for an aggregate value of approximately $9.3 billion.

2007 Long-Range Plan.

In December 2007, the Board of Directors met to, among other things, consider and approve the 2008 operating budget. In accordance with the Board of Directors’ standing practice regarding the Company’s annual planning and budgeting process, the Board of Directors also reviewed and discussed the 2007 long-range plan (the “2007 LRP”).

As part of Roche’s annual corporate planning process, in June 2008 the Company’s financial group completed a form it received from Roche requesting certain financial projections over a 10-year period, which projections were requested to be presented in conformity with International Financial Reporting Standards (“IFRS”). Employees in the finance organization of the Company extracted the requested data from the 2007 LRP, which was prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”), and made the necessary adjustments to conform the data to IFRS and Roche’s form request. The Company made no comprehensive effort to update the 2007 LRP for changes in the Company’s business or outlook as part of this process, and as a result, most elements of the data provided to Roche in this process reflected the Company’s views approximately nine months prior to delivery of the data.

Roche Proposes Enhanced Anti-Dilution Rights.

As more fully described under Item 3 “—Affiliation Agreement,” the Affiliation Agreement requires, with certain exceptions, that if the Company issues Shares, it must repurchase enough Shares to keep Roche’s ownership at the Minimum Percentage. The Minimum Percentage does not increase if Roche purchases additional Shares. As a result, if Roche were to purchase additional Shares, including in the open market or through a tender offer, future issuances of Shares by us (including Shares underlying employee stock options) could dilute Roche’s ownership position until it declined to the Minimum Percentage.

In late 2007, at a time when the trading price of our Shares was approximately 25% below its highest closing price for 2007, Dr. Franz Humer, the Chairman and then Chief Executive Officer of Roche, contacted Dr. Art Levinson, Chairman and Chief Executive Officer of the Company, to discuss Roche’s desire to purchase Shares in the open market, which would increase Roche’s ownership of the Company. Dr. Humer indicated that in connection with purchasing additional Shares, Roche desired that the Company agree to amend the Affiliation Agreement to provide Roche with enhanced anti-dilution rights by increasing the Minimum Percentage to reflect any percentage increase in its ownership arising from its acquisition of additional Shares (the “Roche Enhanced Anti-Dilution Amendment”).

In the course of discussions between representatives of Roche and the Company in early 2008 regarding the Roche Enhanced Anti-Dilution Amendment, Roche stated that it wanted the flexibility to purchase Shares from time to time and have these purchases increase the Minimum Percentage, but without providing consideration for such right. In January 2008, the Company contacted representatives of Goldman, Sachs & Co. (“Goldman Sachs”) and another financial advisor to obtain their advice regarding Roche’s request to amend the terms of the Affiliation Agreement, to determine whether the requested enhanced anti-dilution right could be valued and to determine whether the Roche Enhanced Anti-Dilution Amendment would be potentially adverse to the Company’s public stockholders.

At the April 2008 meeting of our Board of Directors, a representative of Roche presented our independent directors with the Roche Enhanced Anti-Dilution Amendment and asked them to approve it on behalf of the Company. After consultation with Goldman Sachs and another financial advisor, the independent directors concluded that the Roche Enhanced Anti-Dilution Amendment had meaningful value to Roche, that the Company should receive appropriate value in return for agreeing to such an amendment and that they would not approve the Roche Enhanced Anti-Dilution Amendment as was then being proposed. In response to the independent directors’ failure to approve the Roche Enhanced Anti-Dilution Amendment, the Roche representative informed a representative of the Company’s senior management that there would be “consequences” to the Company. During the ensuing two months, Roche encouraged the Company to enhance Roche’s anti-dilution rights by adopting the Roche Enhanced Anti-Dilution Amendment.

Roche did not inform the Company of any plans to consider a going-private transaction until immediately before the public announcement of Roche’s proposal on July 20, 2008. However, according to Roche’s Offer, in mid-May 2008, Roche began working with its financial and legal advisors to explore a possible going-private transaction.

In June 2008, our independent directors met to consider the Roche Enhanced Anti-Dilution Amendment.

In July 2008, our Board of Directors formally created a special committee, composed of Drs. Sanders and Boyer and Ms. Reed, to evaluate, negotiate and, if appropriate, approve, the Roche Enhanced Anti-Dilution Amendment. That special committee retained Goldman Sachs to act as its financial advisor and engaged Latham & Watkins LLP (“Latham”) as its legal counsel.

On July 9, 2008, that special committee held its first and only meeting at which Goldman Sachs presented its views of the Roche Enhanced Anti-Dilution Amendment and a variety of potential counterproposals, and Latham described the impact of the Roche Enhanced Anti-Dilution Amendment on the terms of the Affiliation Agreement.

$89 per Share Proposal.

On the night of July 20, 2008 and prior to any resolution of the request by Roche for the Roche Enhanced Anti-Dilution Amendment, Dr. Humer placed phone calls to Dr. Sanders, Dr. Boyer, Ms. Reed and Dr. Levinson, notifying them that Roche would shortly issue a press release announcing a proposal to acquire all of the outstanding Shares not owned by Roche at a price of $89.00 per share in cash (the “Roche Proposal”) and that Roche intended to negotiate with the independent directors regarding the proposed transaction. Later that night, Roche issued the press release and each of Drs. Sanders and Boyer and Ms. Reed received a letter from Roche stating its intention to make the proposal public. The following day, the three independent directors held a telephonic meeting with Goldman Sachs and Latham to discuss the Roche Proposal and the role they would play in connection with evaluating the Roche Proposal.

On July 22, 2008, Dr. Levinson met with Dr. Humer in San Francisco to discuss the potential transaction process for Roche’s proposed acquisition of our publicly-held Shares. In response to a question from Dr. Levinson regarding the probability of a transaction, Dr. Humer expressed a strong desire and high level of confidence regarding Roche’s acquisition, but estimated it could take as long as 12 months. Dr. Humer told Dr. Levinson that Roche could complete the transaction on a quicker timeframe, but that the longer the transaction took to complete, the less expensive it would likely be to Roche. Dr. Levinson expressed his view that significant efforts to retain the Company’s employees may be necessary and Dr. Humer stated that he would support those efforts. Dr. Levinson and Dr. Humer also discussed the Company’s research and development activities with Dr. Humer explaining that he recognized the value of the Company’s research and early development function and that maintaining its independence and culture was important to Roche. During this discussion Dr. Levinson inquired of Dr. Humer if Roche had any indication of whether the results of Roche’s ongoing adjuvant Avastin AVANT trial were trending positive.

Later that evening, Dr. Sanders, as the Board of Directors’ Lead Director, also met with Dr. Humer to discuss the Roche Proposal. During their conversation, Dr. Humer explained that he recognized the value of the Company’s research and early development function and that maintaining its independence and culture was important to Roche.

Evaluating the Roche Proposal; The 2008 Financial Plan.

On July 23, 2008, Dr. Sanders, management of the Company, Goldman Sachs, Latham and the Company’s counsel, Wilson Sonsini Goodrich & Rosati (“Wilson Sonsini”), held an organizational meeting at the Company’s headquarters. During the course of this meeting, the participants discussed the work that would be necessary for the special committee of independent directors, which was to be formed, to evaluate and make a recommendation with respect to the Roche Proposal. The participants realized that to assess the Roche Proposal, the Special Committee would need to understand in detail the Company’s best estimates as to its business, financial and scientific prospects in both the short and long term, assuming the current business model and ownership structure of the Company. To this end, it was decided in late-July 2008 that management should prepare a financial plan, using the Company’s existing planning resources and methodologies, based on the most current information available to the Company, for review by the Special Committee (the resulting plan, as it has been updated, is referred to in this Schedule 14D-9 as the “2008 Financial Plan”).

Dr. Sanders, management of the Company and Goldman Sachs discussed the appropriate philosophy that should be followed in developing the 2008 Financial Plan. At the recommendation of management of the Company, and with the concurrence of Dr. Sanders, it was determined that the 2008 Financial Plan would be management’s best estimate of the Company’s prospects and would be neither conservative nor aggressive, and would not be an “upside case” to be used for negotiating purposes. The participants also discussed the 2007 LRP. They noted that the 2007 LRP had not been generally updated since its preparation in November 2007, and that there had been a number of important developments in the business since that time. They also noted that the 2007 LRP was designed in large measure to be used as a tool for making investment and resource decisions, and as such had a historically conservative bias. This conservative bias has long been known by the Company’s directors, including the directors nominated by Roche, because when Dr. Levinson annually presents the long-range plan to the Board of Directors he often discusses its conservative nature and presents data that shows that the Company’s actual financial results have consistently outperformed the financial forecasts set forth in past long-range plans.

Three of our directors are officers or employees of Roche and Roche owns a majority of our Shares. Because of the resulting inherent conflict of interest created by the Roche Proposal, on July 24, 2008, our Board of Directors, acting by unanimous written consent, established a special committee (the “Special Committee”) of independent and disinterested directors with a mandate, among other things, to evaluate, negotiate and make recommendations to our public stockholders with respect to the Roche Proposal, to take actions with respect to compensation of officers and employees that the Special Committee deemed advisable for retention purposes and to take any and all other actions deemed appropriate by the Special Committee to carry out the intent and purposes of the authority granted by our Board of Directors. Additionally, our Board of Directors agreed not to recommend, approve or authorize an agreement for a business combination transaction with Roche unless the Special Committee first provided a favorable recommendation thereof. The Board of Directors designated Drs. Sanders and Boyer and Ms. Reed as the members of the Special Committee. The Board of Directors authorized the Special Committee to engage advisors and experts, including financial advisors and legal counsel, to assist the Special Committee in connection with its review of the Roche Proposal. The Special Committee issued a press release later that day describing its intention to review the Roche Proposal.

During the last week of July 2008 and the first week of August 2008, the Company prepared the 2008 Financial Plan. In developing the 2008 Financial Plan, management began with the 2007 LRP and updated it to reflect changes in the Company’s business and outlook since the 2007 LRP was prepared. Management also reviewed the critical assumptions made in the 2007 LRP with the goal of using in each case assumptions where the probability adjusted upsides and downsides were believed to be essentially equal. Many of the assumptions contained in the 2007 LRP were adopted into the 2008 Financial Plan without any, or only minor changes, including a number of the assumptions Roche has subsequently identified as assumptions with which it has a disagreement (apparently notwithstanding the review of the 2007 LRP by the Roche designated directors at the December 2007 Board of Directors meeting). The 2008 Financial Plan was prepared using the Company’s existing planning resources and methodologies and incorporates updates of key assumptions for events that occurred during the approximately nine months (and now approximately 15 months) since the 2007 LRP was prepared. Prior to presentation of the 2008 Financial Plan to the Special Committee, the Company’s Executive Committee completed a detailed review of all key assumptions and outputs of the 2008 Financial Plan. For a detailed description of the 2008 Financial Plan, see Item 4 “—2008 Financial Plan” of this Schedule 14D-9.

On July 30, 2008, the Special Committee held a telephonic meeting to review the Roche Proposal and discuss the Special Committee’s authorization and the process of evaluating the Roche Proposal. At this meeting, the members of the Special Committee designated Dr. Sanders to serve as chairman of the Special Committee. The Special Committee also determined to meet on a weekly basis, which it has done with limited exceptions over the last seven months, and to request that the Company’s senior management and representatives of Wilson

Sonsini attend the meetings, except when the Special Committee deemed it appropriate to meet in executive session with its independent advisors. The Special Committee also approved the formal engagement of Latham as its independent legal advisor and determined to retain Goldman Sachs to act as the Special Committee’s financial advisor and instructed Latham to negotiate an engagement letter with Goldman Sachs to formalize its retention by the Special Committee.

On August 4, 2008, Mr. David Ebersman, the Company’s Chief Financial Officer, presented the 2008 Financial Plan to the Special Committee. The Company’s representatives explained the differences between the 2008 Financial Plan and the Company’s 2007 LRP. The Special Committee discussed the 2008 Financial Plan, including the key assumptions and the reasons for differences from the 2007 LRP. Management confirmed that the 2008 Financial Plan was prepared based on management’s best estimates of the Company’s prospects, with a goal of producing, in each case, assumptions where the probability adjusted upsides and downsides were believed to be essentially equal. Additionally, the Special Committee discussed the 2008 Financial Plan with Goldman Sachs. Following these discussions, the Special Committee concluded the 2008 Financial Plan was reasonable and an appropriate basis from which to derive the Special Committee’s view of value of the Company. The Special Committee directed the representatives of Goldman Sachs to utilize the 2008 Financial Plan in connection with preparing its financial analyses.

During the period from July 24, 2008 until August 12, 2008, Goldman Sachs conducted a financial review of the Company. Also during that time, the Company, along with Wilson Sonsini and Frederic W. Cook & Co., Inc., as independent advisor to the Special Committee regarding employee compensation and retention matters (“Cook”), developed proposed severance and retention plans to present to the Special Committee.

Roche Proposal Substantially Undervalues the Company; Special Committee Open to Improved Proposal.

On August 12, 2008 , the Special Committee held an in-person meeting. Representatives of Latham and Morris, Nichols, Arsht & Tunnell LLP, the Special Committee’s Delaware counsel, discussed with the Special Committee their fiduciary duties in connection with an acquisition proposal from a majority stockholder and the Special Committee’s mandate to represent our stockholders other than Roche. Representatives of the Company, Wilson Sonsini and Goldman Sachs thereafter joined the meeting, at which time Goldman Sachs, among other things:

•	reviewed the terms of the Roche Proposal,

•	presented financial analyses of the Company based on the 2008 Financial Plan,

•	discussed the significant benefits that would accrue to Roche as a result of full ownership of the Company,

•	reviewed the stock market’s and analysts’ reaction to the Roche Proposal,

•	discussed conversations with stockholders of the Company concerning the Roche Proposal, and

•	presented an overview of Roche and estimated pro forma impacts to Roche of the proposed transaction.

The Special Committee also considered the likely timing of the Company’s Avastin C-08 trial results and whether the Roche Proposal adequately reflected the probable results of such trial. As a result of these discussions, including a meeting in executive session, the Special Committee concluded that, based on the financial data that had been presented to it and its discussions with senior management, the Roche Proposal substantially undervalued the Company and was not in the best interests of our stockholders, other than Roche. The Special Committee further concluded that it was open to considering any proposal that recognized the value of the Company and reflected the significant benefits that would accrue to Roche as a result of full ownership of the Company and that it looked forward to the Company maintaining its successful relationship with Roche, regardless of the Company’s ownership structure.

Also at the August 12 meeting, management of the Company and Cook presented proposed employee retention plans and severance plans (together, the “Retention and Severance Plans”) to enhance our efforts to retain employees in light of the Roche Proposal. After discussion, the Special Committee approved, subject to review and approval of final documentation, the Retention and Severance Plans. For a detailed description of the Retention and Severance Plans applicable to the Company’s executive officers, see Item 3 “—Arrangements between the Company and its Executive Officers, Directors and Affiliates” of this Schedule 14D-9.

On August 13, 2008, Dr. Sanders spoke to Dr. Humer by telephone to advise Dr. Humer of the Special Committee’s conclusions regarding the Roche Proposal and that those conclusions would be reflected in a press release. Dr. Sanders explained that while the Special Committee could not support a transaction on the terms proposed by Roche, it would consider any proposal that recognized the value of the Company and the significant benefits that would accrue to Roche as a result of its full ownership of the Company. Additionally, Dr. Sanders explained that if Roche and the Special Committee could not reach agreement on terms acceptable to the Special Committee, including as to the Company’s value, the Special Committee was comfortable maintaining the status quo ownership structure. Dr. Humer indicated that the current ownership structure was not acceptable and requested that Goldman Sachs and Roche’s financial advisor, Greenhill & Co. (“Greenhill”), meet to allow the Special Committee to better understand the Roche Proposal. Following Dr. Sanders’ conversation with Dr. Humer, the Company issued a press release reflecting the Special Committee’s determination.

Efforts to Improve the $89 Per Share Proposal.

Following the Special Committee’s conclusion that the Roche Proposal substantially undervalued the Company, the Special Committee determined to persuade Roche to propose a price in excess of $89 per share. At various times throughout the following several months, the Special Committee reconfirmed its determination to follow this approach. From August 13 through October 10, 2008, efforts to persuade Roche included discussions between the financial advisors:

•	to identify areas of additional value not reflected in Roche’s and Greenhill’s financial analysis,

•

to explore potential alternative transaction structures and forms of consideration that might provide the Company’s stockholders with additional value (including the potential use of contingent consideration based on the results of the Company’s Avastin C-08 clinical trial), and

•	to assist Roche and Greenhill to understand that the 2007 LRP, which they were relying on to value the Company, was out of date and not appropriate for valuation purposes.

Additional Sources of Value.

On August 21, 2008, representatives of Goldman Sachs met with representatives of Greenhill so that Goldman Sachs might better understand the Roche Proposal, including certain assumptions and estimates supporting it. Greenhill and Goldman Sachs discussed the potential timing of the Avastin C-08 trial results and the impact of successful results on value, including the potential use of contingent consideration to deal with the timing and uncertain outcome of the Avastin C-08 trial. Also at this meeting, Greenhill stated that Roche might have an alternative strategy to acquire the Company other than through negotiations with the Special Committee.

On August 25, 2008, during a meeting of the Special Committee, Goldman Sachs described for the Special Committee the financial analysis prepared by Greenhill and noted areas of value that Greenhill did not appear to include. During this meeting Goldman Sachs informed the Special Committee that they believed Greenhill was using the 2007 LRP as the basis of its financial analysis. Goldman Sachs noted Roche's public comments that it did not need to conduct due diligence on the Company. The Special Committee and its advisors questioned whether providing information to Roche that would support value in excess of $89 per share would affect Roche's willingness to increase its offer above $89 per share. Notwithstanding this concern, at the Special Committee meeting the following week, the Special Committee determined that Goldman Sachs should communicate to Greenhill areas where additional work by Greenhill might assist Roche in finding additional value to bridge the existing valuation gap and that the 2007 LRP, then approximately nine months old (and now approximately 15 months old), was out of date and not otherwise an appropriate basis for its financial analysis.

On September 2, 2008, Goldman Sachs and Greenhill had a telephone conversation in which Goldman Sachs outlined areas of additional value. These areas included:

•	appropriate consideration of the Company’s long-term marketable securities,

•	a refined analysis of the Company’s projected effective tax rate,

•

market-based royalty terms on licenses to sell the Company’s new products outside the U.S., which the Company would realize after 2015 when the existing Commercialization Agreement ex-U.S. “opt-in” rights would expire,

•	a more thorough analysis of Roche’s published estimates of potential synergies, which were substantially below the level of synergies realized in comparable transactions, and

•	the use of an intercompany loan to facilitate the financing of the transaction, which the Special Committee believed was a tax efficient strategy familiar to Roche.

Also during this meeting, Goldman Sachs informed Greenhill that the financial projections Roche had provided Greenhill were out of date and otherwise an inappropriate basis for Roche’s financial analysis.

On September 9, 2008, Goldman Sachs and Greenhill met and discussed the areas of potential value identified by Goldman Sachs in their prior telephone call. Greenhill indicated that Roche agreed in principle that the Company’s long-term marketable securities should be viewed as cash equivalents, and ascribed a value of $1.68 per share to those marketable securities. Greenhill acknowledged that the Company’s initiatives to reduce its effective tax rate could meaningfully reduce the tax rate, but stated that the feasibility, timing and amount of the tax rate decrease had not been determined or explained fully to Roche, despite discussions of the Company’s tax planning between the tax teams at Roche and the Company that had occurred over many years and which had occurred at past Board of Directors meetings. If the Company were given the benefit of this reduction in its forecasted effective tax rate, Greenhill assigned an increase in value of $3.53 per share. Greenhill provided Goldman Sachs with information on potential synergies, and stated that it believed the synergies estimates provided by Roche were reasonable. Greenhill did not believe any tax benefit could be obtained from the use of an intercompany loan in the financing of a transaction, but did not provide any support for that position and did not want to discuss the financial impact of post-2015 royalty terms available to the Company. Greenhill ended the meeting by dismissing the potential areas of value creation, and indicated that even taking into account the over $5.00 per share in value potentially available from the correct treatment of the long-term marketable securities and potential reduction in the Company’s effective tax rate, the $89 per share offer remained unchanged.

With the consent of the Special Committee and in response to Dr. Humer’s request to discuss the Company’s business and operations, on September 12, 2008, Dr. Levinson met with Dr. Humer in New York. Dr. Humer described to Dr. Levinson how he envisioned the Company’s operations would be integrated and managed if acquired by Roche. Dr. Humer said he recognized the value of the Company’s research and early development function, stressed his agreement with the importance of maintaining the independence of those functions and mentioned potential management and governance structures that might help achieve this objective. At this meeting, Dr. Humer also explained that maintaining the current ownership structure of the Company was not an option from Roche’s perspective and that Dr. Humer intended that Roche would complete its acquisition of the Company.

On September 15, 2008, the Special Committee met to discuss Goldman Sachs’ recent meetings with Greenhill and Dr. Levinson’s meeting with Dr. Humer. Consistent with Dr. Humer’s emphasis on maintaining the independence and culture of the research and early development function, the Special Committee, its advisors and management discussed alternative structures for a possible Roche acquisition of the Company which might achieve these results and potentially increase the Company’s value to Roche. In light of a Greenhill suggestion that Goldman Sachs be more specific with respect to the possible use of contingent consideration to bridge any valuation gaps, the Special Committee, its advisors and management discussed potential forms of contingent consideration that could be paid in a transaction to bridge any valuation gaps. The Special Committee also agreed that Dr. Sanders would contact Dr. Humer regarding the state of the discussions between the Special Committee and Roche.

On September 17, 2008, Dr. Sanders and Dr. Humer had a conversation in which Dr. Humer stated that in his view it would be critical to Roche to set up a governance system to maintain the autonomy and culture of the Company’s research and early development functions. Dr. Humer also expressed frustration that Greenhill and Goldman Sachs had not made more progress towards a negotiated transaction. Dr. Sanders reminded Dr. Humer that Goldman Sachs had made a number of observations with respect to Roche’s financial model that would support a higher value. Dr. Humer acknowledged that he did not expect that the $89 per share Roche Proposal would be accepted by the Special Committee and suggested that Greenhill and Goldman Sachs should meet again to discuss possible value drivers and potential contingent value consideration.

On September 22, 2008 and September 29, 2008, the Special Committee met with its advisors and management and continued to discuss alternative transaction structures and forms of contingent consideration that might deliver more value to our stockholders if Roche were not willing to improve the cash component of its offer. The Special Committee instructed Goldman Sachs to continue discussions with Greenhill, including potential alternative consideration structures.

On October 2, 2008, representatives of Goldman Sachs and Greenhill spoke telephonically. During the meeting, Goldman Sachs outlined various alternative transaction structures that could deliver additional value to our stockholders if Roche were not willing to improve the cash component of its offer. Greenhill declined to discuss alternative transaction structures, indicating that if Roche wanted to pursue any of them, it would do so only after completion of its acquisition of the Company. Greenhill also indicated little interest in exploring contingent consideration alternatives. Additionally, Goldman Sachs again described various areas of value overlooked by Greenhill’s financial model that would support an improved offer from Roche. Greenhill indicated that Roche did not intend to improve its offer without first receiving a counterproposal and that Roche had alternative means to complete the acquisition of our publicly-held Shares if it could not reach an agreement with the Special Committee.

On October 5, 2008, the Special Committee held a telephonic meeting. After a description of its recent meeting with Greenhill, Goldman Sachs described the state of the credit markets and the potential negative impact on Roche’s ability to raise sufficient financing to fund a transaction. At the Special Committee’s request, Goldman Sachs also updated the Special Committee on Goldman Sachs’ perception of stockholder and analyst sentiment. The Special Committee concluded that Dr. Sanders should meet with Dr. Humer to try to advance the discussions between Roche and the Special Committee.

Sharing Detailed Financial Information.

Dr. Sanders and Dr. Humer met in London on October 10, 2008, to discuss the Roche Proposal. During the meeting, Dr. Sanders expressed disappointment with the lack of progress that had been made in reaching mutually acceptable terms for a transaction, including price. Dr. Sanders stated that the Special Committee was aware that a number of third parties were suggesting that an appropriate value for the Company in an acquisition by Roche was “into the $100’s” per share. Dr. Humer commented that if the Special Committee sought a price in excess of $100 per share, Roche would commence an unsolicited tender offer. Dr. Sanders and Dr. Humer discussed ways to make progress in negotiating a deal, and agreed that their respective financial advisors should meet again and that a productive next step would be for Goldman Sachs to provide financial information to Greenhill.

Following this meeting, Dr. Sanders provided a report to the Special Committee and its advisors and the Company’s management and its counsel. The Special Committee agreed with Dr. Sanders’ recommendation that it should provide Roche the 2008 Financial Plan, including all material assumptions and a comparison of the differences between 2008 Financial Plan and the 2007 LRP, in order to allow Roche to formulate an improved offer.

On October 13, 2008, the Special Committee met and directed Goldman Sachs to work with the Company’s management to prepare a presentation regarding the 2008 Financial Plan to present to Roche and its advisors. Also, in light of Dr. Humer’s statement that Roche might decide to end negotiations with the Special Committee and take an acquisition proposal to our stockholders by means of an unsolicited tender offer and similar statements Greenhill had been making to Goldman in their previous meetings, representatives of Latham described the mechanics and legal procedures of a tender offer.

On October 15, 2008, Dr. Sanders and Dr. Humer had a telephone call in which Dr. Sanders informed Dr. Humer that the Company’s management would present the 2008 Financial Plan to Roche and its advisors. Based on Roche’s availability, a meeting for this purpose was subsequently scheduled for November 16, 2008, in New York.

On October 19, 2008, the Company issued a press release announcing that it had been informed that following an interim analysis, the Avastin C-08 trial would continue. At that time, the Company anticipated that the final results of the Avastin C-08 trial would be available in mid-2009.

During the weeks of October 20 and October 27, 2008, the Special Committee held telephonic meetings and discussed, among other things, the process of updating the 2008 Financial Plan and preparations for the November 16, 2008 meeting with Roche and Greenhill.

On November 3, 2008, Mr. Ebersman reviewed with the Special Committee and its advisors the 2008 Financial Plan and proposed updates thereto, primarily to reflect developments in our business since August 2008. He confirmed that the 2008 Financial Plan reflected management’s current best estimates of the Company’s prospects. After consideration of the process by which the 2008 Financial Plan had been updated and after consultation with Goldman Sachs, the Special Committee concluded the 2008 Financial Plan, as updated, was reasonable and an appropriate basis from which to derive a view as to the value of the Company, as it was neither conservative nor aggressive. Mr. Ebersman reviewed the presentation that senior management intended to deliver at the upcoming meeting with Roche and Greenhill on November 16, 2008 setting forth the 2008 Financial Plan and the key differences from the 2007 LRP. Goldman Sachs also reviewed their updated preliminary financial analyses based on the updated 2008 Financial Plan, noting the differences from the financial model utilized by Greenhill. Goldman Sachs also advised the Special Committee regarding Roche’s perceived ability to obtain financing for the proposed transaction.

Dr. Sanders and representatives of the Company’s senior management, Goldman Sachs, Latham and Wilson Sonsini met in New York with Dr. Humer and representatives of Roche, Greenhill and Davis Polk & Wardwell (“DPW”), Roche’s legal advisor, on November 16, 2008. Dr. Sanders began the meeting by confirming the Special Committee’s confidence in the 2008 Financial Plan and the assumptions used in developing the plan. Dr. Sanders explained that the 2008 Financial Plan was designed to be the Company’s best estimates of its prospects, neither conservative nor aggressive. Mr. Ebersman then presented the 2008 Financial Plan to Roche and its advisors, including a line-by-line and product-by-product description of the financial projections as well as the key differences from the 2007 LRP that Greenhill had used in its financial analysis in developing the Roche Proposal. In response to a question regarding whether the Company planned to communicate its financial forecasts externally, Mr. Ebersman indicated that the Company usually communicates elements of its long-term forecasts at its March investor meeting, but that the Company had not decided whether or not it was useful to disclose its current forecasts in advance of the Avastin C-08 trial results since the forecasts would change once these results were known. As an alternative, the Company was considering waiting until the Avastin C-08 trial results were known before updating and then communicating its financial forecasts.

On November 19, 2008, Goldman Sachs received a page and half of follow-up questions and additional information requests from Greenhill and Roche. After consultation with the Special Committee, Goldman Sachs and senior management undertook efforts to provide a detailed response, resulting in a 55 page responsive written presentation delivered to Greenhill on December 11, 2008.

Valuation Discussions.

At a meeting of the Special Committee on November 24, 2008, Goldman Sachs told the Special Committee that despite the Company having provided Roche with the 2008 Financial Plan and a substantial amount of financial, business and scientific information supporting valuation ranges significantly in excess of Roche’s $89 per share proposal, Greenhill communicated that Roche insisted the Special Committee provide a specific price at which it would be willing to pursue a transaction before Roche would consider improving its offer. Greenhill further stated that if the Special Committee did not provide Roche with a specific price by mid-December, Roche might elect to commence an unsolicited tender offer. The Special Committee and its advisors discussed the advisability of proposing a range of values at which the Special Committee would support Roche’s acquisition of our publicly-held Shares. The Special Committee directed Goldman Sachs to arrange a meeting with Greenhill on December 12, 2008, at which Goldman Sachs would provide Greenhill with the Special Committee’s view of values at which it would be prepared to support an acquisition of the Company.

On December 4, 2008, the Special Committee held a telephonic meeting attended by the Special Committee’s advisors and portions of which were attended by representatives of the Company’s senior management and advisors, at which Latham reviewed with the Special Committee the mechanics and legal procedures for an unsolicited tender offer, the fiduciary duties of the members of the Special Committee in connection with responding to an unsolicited tender offer and applicable legal standards.

On December 10, 2008, the Special Committee met in person with Goldman Sachs, Latham, senior management of the Company and Wilson Sonsini to discuss the range of values at which the Special Committee would recommend a transaction with Roche. Among other things, the Special Committee considered the 2008 Financial Plan, certain financial analyses by Goldman Sachs, the state of the macroeconomic environment, management’s views and Roche’s perceived ability to secure financing for an acquisition of some or all of the public’s equity interest in the Company. After careful consideration in executive session, the Special Committee concluded that while it could support higher prices, in response to Roche’s insistence that the Special Committee provide a specific price before Roche would consider improving its offer, Goldman Sachs should inform Greenhill that $112 per share was a price at which the Special Committee would be willing to pursue a transaction, and that the Special Committee was willing to be constructive in negotiations. The Special Committee also directed Goldman Sachs to request that Greenhill come to their next meeting prepared to discuss Roche’s ability to finance the Roche Proposal and the status of Roche’s financing plans.

On December 12, 2008, Dr. Sanders spoke to Dr. Humer telephonically to personally inform him of the value at which the Special Committee could support the acquisition of the Company by Roche and the willingness of the Special Committee to negotiate towards a mutually acceptable transaction. He also informed Dr. Humer that the Special Committee needed to understand how Roche planned to finance a transaction and the status of its negotiations with financing sources. At the same time, representatives of Goldman Sachs met with representatives of Greenhill to present the Special Committee’s views as to the appropriate value at which to undertake a transaction with Roche and the Special Committee’s willingness to negotiate towards a mutually agreeable transaction. Additionally, at the direction of the Special Committee, Goldman Sachs sought assurances from Greenhill that Roche had sufficient financing available to complete a transaction with the Company. Greenhill indicated that Roche was committed to an all cash transaction, but had not secured committed financing and would not discuss Roche’s plans regarding financing until a transaction appeared likely. Greenhill dismissed Goldman Sachs’ attempts to engage in substantive discussions regarding value, but requested an opportunity to conduct additional due diligence in early January 2009 on the 2008 Financial Plan. Additionally, Greenhill again stated that if Roche and the Special Committee could not come to agreement regarding an acceptable transaction price by late-January, Roche might consider commencing an unsolicited tender offer. Following the meeting, Greenhill provided Goldman Sachs with a summary of Roche’s key disagreements with various assumptions underlying the 2008 Financial Plan.

On December 15, 2008, the Special Committee held a telephonic meeting to discuss Dr. Sanders’ conversation with Dr. Humer, the Goldman Sachs meeting with Greenhill and potential next steps in negotiating a transaction with Roche. The Special Committee also discussed the pending results of the Avastin C-08 trial, which were then expected to be released in late-May or June 2009 and how those results might impact the Special Committee’s and stockholders’ decisions to support a transaction. At the Special Committee’s request, Goldman Sachs described its perceptions of stockholder and analyst sentiment.

On December 17, 2008, Dr. Sanders called Dr. Humer. Dr. Sanders explained that the Special Committee had provided Roche with its view as to a value at which the Special Committee would support Roche’s acquisition of the Company and with detailed financial information justifying that value, each of which Roche had indicated were preconditions to Roche improving its offer. Dr. Sanders then asked Dr. Humer how Roche intended to proceed. Dr. Humer declined to provide a counterproposal and responded that the process should be permitted to run its course.

Company Supports Assumptions in 2008 Financial Plan.

From December 12, 2008 through January 15, 2009, the Special Committee and the Company’s senior management spent substantial time responding to Roche’s inquiries regarding the assumptions used in the 2008 Financial Plan. These efforts included (i) in person and telephonic meetings with Roche and Greenhill to discuss Roche’s follow-up questions regarding the 2008 Financial Plan, (ii) the presentation of over 100 additional pages of detailed written responses to Roche’s and Greenhill’s interrogatories, and (iii) detailed discussions regarding Roche’s areas of disagreement on a point-by-point basis, including highlighting certain of Roche’s assumptions that were not accurate. During this period, at a meeting in New York on January 9, 2009 at which senior management, including Dr. Levinson, Goldman Sachs, Latham and Wilson Sonsini met with representatives of Roche, DPW and Greenhill, Roche commented on the conservative nature of certain of the assumptions in the 2008 Financial Plan and queried regarding other assumptions they viewed as optimistic. In response to each inquiry, management provided a detailed response of the rationale for its assumption.

On January 15, 2009, Greenhill delivered a summary of Roche’s disagreements with the 2008 Financial Plan, which were essentially unchanged from those identified on December 12, 2008, many of which included no detailed rationale for their disagreement. These disagreements are summarized in the section titled “Position of Roche Regarding Fairness of the Transaction” of Roche’s Offer. See Item 4 “—Roche’s Disagreements with the 2008 Financial Plan” of this Schedule 14D-9 for the Company’s response to Roche’s positions.

On January 19, 2009, a representative of Greenhill contacted a representative of Goldman Sachs via telephone to discuss the next steps in negotiating a transaction. Greenhill indicated that Roche did not believe $112 per share was an appropriate basis on which to have negotiations and that if the Special Committee did not reach agreement with Roche in the near term, Roche might take unilateral action.

On January 20, 2009, the Special Committee held a meeting to discuss Roche’s refusal to negotiate with the Special Committee despite the history of detailed financial, business and scientific information the Company had shared with Roche to assist Roche’s understanding of value and to facilitate a negotiation of price. At the request of the Special Committee, Mr. Ebersman presented his view of each of the areas of disagreement identified by Roche. The Special Committee considered each area of disagreement and the range of possible outcomes. After careful consideration, the Special Committee reconfirmed its support for the assumptions reflected in the 2008 Financial Plan. The Special Committee directed its advisors to begin preparations in the event Roche refused to negotiate with the Special Committee and were to begin a unilateral tender offer. Senior management also informed the Special Committee the Company had just been notified that the results of the Company’s Avastin C-08 trial would likely be made available in mid-April, a few months earlier than previously expected.

On January 22, 2009, after review of Roche’s areas of disagreement with the 2008 Financial Plan, Goldman Sachs and the Company’s management again discussed with Roche and Greenhill the justification for the Company’s assumptions.

On January 23, 2009, Dr. Sanders and Dr. Humer spoke telephonically to discuss how a mutually acceptable resolution might be reached. Dr. Humer and Dr. Sanders agreed that Goldman Sachs and Greenhill should speak and attempt to reach an agreement on price.

At the direction of the Special Committee, Goldman Sachs held telephonic discussions regarding appropriate transaction value and timing with Greenhill on January 24, 2009, and again on January 27, 2009. During these discussions, Goldman Sachs and Greenhill reiterated their clients’ respective positions regarding valuation, with Goldman Sachs again expressing the Special Committee’s willingness to be constructive in negotiations. Following such discussions, Greenhill noted the gap between the Special Committee’s view of value and Roche’s proposed $89 per share price. Greenhill stated that, given this gap, Roche would have to evaluate other alternatives, including making an offer directly to the Company’s stockholders. Additionally, Goldman Sachs inquired as to the status of Roche’s ability to finance a transaction. Greenhill again declined to discuss the topic in detail.

In spite of:

•	the significant efforts of the Special Committee and its advisors to demonstrate that the value of the Company exceeded the Roche Proposal,

•	the careful preparation and presentation of the 2008 Financial Plan and the substantial time spent explaining the basis for its assumptions,

•	the attempts to bridge a portion of the valuation gap through the use of alternative consideration and transaction structures,

•	the Special Committee’s willingness to provide Roche with a price at which it would be willing to pursue a transaction, and

•	the Special Committee’s continued willingness to negotiate,

Roche was consistently dismissive of these efforts and of the information provided to Roche, and repeatedly refused to increase the price at which it sought to acquire the Shares.

The $86.50 Unilateral Tender Offer.

Late in the evening of January 29, 2009, Dr. Sanders and Dr. Levinson received separate phone calls from Dr. Humer. In each case, Dr. Humer explained that because Roche and the Special Committee were not able to reach an agreement on terms for a consensual acquisition by Roche of the Shares held by our public stockholders, Roche intended to withdraw its $89 per share offer and bypass the process of negotiating a merger agreement with the Special Committee in order to commence a unilateral tender offer at $86.50 per share.

Early on the morning of January 30, 2009, Roche issued a press release publicizing its intent to commence a cash tender offer within two weeks for all outstanding Shares not owned by Roche, at a price of $86.50 per share. According to Roche’s press release, the Offer would be conditioned on at least a majority of the publicly-held outstanding Shares being tendered, and upon Roche’s receipt of sufficient financing to purchase all outstanding publicly-held Shares and all Shares issuable upon exercise of outstanding options, as well as to pay other transaction-related expenses. The press release also stated that the Offer replaced Roche’s previous public proposal to acquire the non-Roche Shares at a price of $89 per share by means of a negotiated merger.

Later in the morning on January 30, 2009, the Special Committee held a meeting to discuss the appropriate public response to Roche’s announcement. That afternoon, the Special Committee issued a press release that urged the Company’s public stockholders to take no action at that time with respect to the Offer. The press release reiterated the Special Committee’s conclusion in August 2008 that Roche’s proposal to acquire our publicly-held Shares for $89 per share substantially undervalued the Company and, notwithstanding market conditions, continued to substantially undervalue the Company. The Special Committee also expressed disappointment that Roche had acted in a unilateral and opportunistic manner in an attempt to take advantage of market conditions.

On February 9, 2009, Roche commenced the Offer. Later that afternoon, the Special Committee and its advisors met to discuss the terms of the Offer. Following such meeting, the Special Committee issued a press release urging the Company’s stockholders to take no action with respect to the Offer until the Special Committee had issued its recommendation on Schedule 14D-9.

At an in-person meeting of the Special Committee on February 13, 2009 and throughout the week of February 16, 2009, the Special Committee and its advisors reviewed the terms of the Offer and considered a number of factors the Special Committee would review in connection with its recommendation to the Company’s stockholders regarding the Offer. The Special Committee also considered a presentation by Goldman Sachs on February 13, 2009 regarding the Offer, the macroeconomic environment and Goldman Sachs’ perceptions of stockholder and analyst sentiment.

During the meeting on February 13, 2009, the Special Committee discussed with its advisors and management a number of scenarios that could develop as a result of the Offer, and how the Offer might affect stockholders of the Company who do not tender their Shares in the Offer, or who tender but whose Shares are not acquired in the Offer because the Offer is not consummated.

First, the Special Committee considered the consequences to non-tendering stockholders, if after Roche’s consummation of the Offer, if any, Roche owns 90% or more of the outstanding Shares. In the Offer, Roche stated that, if it owns 90% or more of the outstanding Shares, Roche intends to consummate a short-form merger with the Company in which all remaining public stockholders who did not tender in the Offer would receive “the same price per share as was paid in the Offer, without interest, subject to compliance with the Affiliation Agreement.” As Roche has acknowledged in its Offer, in certain circumstances, the Affiliation Agreement may result in Roche paying a price in the merger that is higher than the Offer Price. See Item 3 “—Affiliation Agreement” of this Schedule 14D-9. By not tendering into the Offer, therefore, stockholders might be able to obtain a higher price in the merger than the price payable in the Offer. However, at the expiration of the Offer, stockholders will not know whether or not the merger price would be higher than the Offer Price, or by how much. In addition, it is not known how long it would take Roche to comply with the Merger Provisions of the Affiliation Agreement, but it is possible that stockholders who do not tender in the Offer could face a significant delay in receipt of the merger consideration.

Second, the Special Committee considered the potential consequences to tendering and non-tendering stockholders if Roche were unsuccessful in consummating the Offer, and to non-tendering stockholders if Roche were to consummate the Offer but not own 90% or more of the outstanding Shares. In either event, Roche has stated no intention, and is under no obligation, to complete a merger or take any other action to acquire Shares following the expiration of the Offer. If Roche consummates the Offer, Roche has stated that it will exercise its right under our Bylaws to gain control of our Board of Directors. Our Bylaws provide Roche the right to proportional representation regardless of whether Roche consummates the Offer. See Item 3 “—Certificate of Incorporation and Bylaws—Composition of Board of Directors” of this Schedule 14D-9. Once in control, Roche, subject to its fiduciary duties, could make significant changes in the Company’s business and operations, and could cause the Company to enter into transactions that would allow Roche effectively to realize for itself the synergies of a business combination without acquiring the remaining Shares. Roche could, subject to its fiduciary duties, also access the Company’s cash by causing regular or special dividends to be paid.

The Special Committee also discussed the timing of the Offer. The Offer is scheduled to expire on March 12, 2009, but the results of the Avastin C-08 trial in an adjuvant setting for colorectal cancer are not expected to be announced before mid-April 2009. Roche’s scheduled expiration of the Offer means that stockholders would be required to make a decision to tender prior to announcement of the results of the Avastin

C-08 trial. The Special Committee noted that, if stockholders decide not to tender in the Offer and the outcome of the Avastin C-08 trial is negative, Roche may determine not to consummate the Offer, or may choose to reduce the Offer Price. If the outcome of the Avastin C-08 trial is positive, the value of the Company would be greater.

On February 22, 2009, the Special Committee met to discuss what recommendation, if any, the Committee should make to the Company’s public stockholders with respect to tendering or not tendering their Shares in the Offer. At this meeting, the Company’s management informed the Special Committee that it had reviewed developments in the business since October 2008 and advised the Special Committee that the Company’s financial outlook had not materially changed in the aggregate since that time. Goldman Sachs presented an update of its financial analysis of the Offer and related matters. At the request of the Special Committee, Goldman Sachs orally delivered its opinion, which was subsequently confirmed in writing (a copy of which is attached hereto as Annex A), to the effect that, as of February 22, 2009 and based upon the factors and assumptions set forth in the written opinion, the consideration to be paid in the Offer was inadequate, from a financial point of view, to the Company’s stockholders other than Roche and its affiliates. The Special Committee and its advisors discussed the process for communicating the Special Committee’s recommendation to the Company’s stockholders and preparations for a meeting at which management would present the 2008 Financial Plan and other information with respect to the Company’s business and outlook to the Company’s stockholders. The Special Committee then met in executive session. The Committee reviewed and confirmed the reasons for its recommendation set forth below (see Item 4 “—Reasons for the Special Committee’s Recommendation” of this Schedule 14D-9), unanimously determined that the Offer was inadequate and not in the best interests of the Company’s stockholders other than Roche and its affiliates, and unanimously recommended that the Company’s stockholders reject the Offer and not tender their Shares pursuant to the Offer.

2008 Financial Plan

Development of the 2008 Financial Plan.

To assess the Roche Proposal, the Special Committee sought to understand in detail the Company’s best estimates as to its business, financial and scientific prospects in both the short and long term, assuming the current business model and ownership structure of the Company. To this end, it was decided in late July 2008 that management should prepare the 2008 Financial Plan for the Special Committee’s review using the Company’s existing planning resources and methodologies and incorporating updates of key assumptions for events that occurred during the approximately nine months (and now approximately 15 months) since the 2007 LRP was prepared.

Philosophy of the 2008 Financial Plan.

Dr. Sanders, management of the Company and Goldman Sachs met on July 23, 2008 and discussed the appropriate philosophy that should be followed in preparing the 2008 Financial Plan. At the recommendation of management of the Company, and with the concurrence of Dr. Sanders, it was determined that the 2008 Financial Plan would not be an “upside case” to be used for negotiating purposes, but would instead be the Company’s best estimate of the Company’s prospects and would be neither conservative nor aggressive. To achieve this result, the 2008 Financial Plan uses assumptions where the probability-adjusted upsides and downsides are believed to be essentially equal. It was determined that management should review in detail all critical business, financial and scientific drivers of the Company.

2008 Financial Plan Based on Most Current Information.

Each year in December, the Company’s Board of Directors approves an annual operating budget for the next year. These budgets include, among other things, decisions with respect to capital expenditures, including investments in manufacturing, research and other facilities, as well as research and development budgets and staffing and hiring levels. In order to inform these short-term investment, budgeting and resource decisions and to provide other business context for the Board of Directors, a long-range-plan (“LRP”) is presented in December along with the annual operating budget. Given their purpose, the Company’s LRPs are not presented for approval by the Company’s Board of Directors. As LRPs are used primarily to provide context for approving the Company’s operating budget in December, the LRPs are not as a general matter systematically updated during the course of a year. From time to time, discrete elements of the LRP may be updated if the work is of immediate interest, but no comprehensive update is undertaken or completed until the last several months of the calendar year as part of the annual financial planning process for the next calendar year.

At the time the 2008 Financial Plan was prepared in late-July 2008, approximately nine months had passed since management had prepared the Company’s most recent LRP during the fourth quarter of 2007. Management of the Company and the Special Committee agreed that there were a number of important new developments in the business, both positive and negative, since the preparation of the 2007 LRP that should be included when preparing the 2008 Financial Plan.

LRPs Consistently Underestimate Company Performance.

Because the Company’s LRPs are used in providing context for investment and resource decisions, and because the Company’s management seeks to use a cautious approach to hiring, commitment to facilities expansion, and other operational decisions, the LRPs have a conservative bias. This conservative bias has long been known by the Company’s directors, including the directors nominated by Roche. When the LRP is presented to the Company’s directors, Dr. Levinson often discusses its conservative nature and demonstrates that the Company’s actual financial results have consistently outperformed the financial performance set forth in past LRPs. The Company’s LRPs have not historically taken into account the probability of favorable outcomes from interim analyses of ongoing clinical trials. Independent of and in advance of the Roche Proposal and the development of the 2008 Financial Plan, the Company had already concluded that ignoring the possibility of favorable interim outcomes was overly conservative and could result in the Company not having adequate manufacturing capacity in certain circumstances. In fact, since 2003 more than half of the Company’s oncology trials that included interim analyses were stopped early (as much as 18 months early) due to positive outcomes at an interim analysis. The 2008 Financial Plan takes into account the probability of success of these interim analyses.

Each LRP contains a projection for the Company's earnings per share in each of the upcoming five years and the Company’s actual financial results have consistently outperformed the financial performance set forth in past LRPs. The Company has historically made projections of earnings with respect to each of the five years in the period ending December 31, 2008 on five occasions, for a total of 25 projections. The Company’s actual earnings per share for those five years exceeded 24 of the 25 projections made by an average of 58%. Actual performance exceeded projected performance by an average of 95%, 79%, 59%, 40% and 11%, when projections were made 5 years, 4 years, 3 years, 2 years and 1 year in advance, respectively, indicating that the LRPs consistently underestimate actual performance, especially in the outer years of the LRP forecast.

Rigorous Review of the 2008 Financial Plan.

The process of developing the 2008 Financial Plan had a number of review elements to ensure the integrity of the plan. For example, assumptions with respect to key products were reviewed critically by the Company’s management. Upon completion, the Company’s Executive Committee completed a detailed review of all key assumptions and outputs of the 2008 Financial Plan. Goldman Sachs attended the presentation of the 2008 Financial Plan to the Executive Committee.

On August 4, 2008, the 2008 Financial Plan was presented to the Special Committee. At that meeting, Mr. Ebersman explained the principal differences between the 2008 Financial Plan and the 2007 LRP. The Special Committee discussed the 2008 Financial Plan, including the key assumptions and the reasons for the differences from the 2007 LRP. The Special Committee noted that:

•	the 2007 LRP was designed to be a tool in making investment and resource decisions, and not as a basis upon which to determine the value of the Company,

•	approximately nine months had passed since the development of the 2007 LRP and that there had been a number of significant changes in the Company’s business since that time, and

•	the LRPs consistently underestimated the Company’s actual performance.

At the Special Committee’s request, management confirmed that the 2008 Financial Plan was prepared with the goal of being management’s best estimate of the Company’s prospects, being neither conservative nor aggressive, and addressing key assumptions in a balanced manner, where the probability-adjusted upsides and downsides were believed to be essentially equal. Additionally, the Special Committee discussed the 2008 Financial Plan and the assumptions included therein with Goldman Sachs. Following these discussions, the Special Committee concluded the 2008 Financial Plan was reasonable and an appropriate basis from which to derive the Special Committee’s view regarding the value of the Company. The Special Committee directed the representatives of Goldman Sachs to utilize the 2008 Financial Plan in connection with preparing its financial analyses.

Updates of the 2008 Financial Plan.

The 2008 Financial Plan was updated in October 2008 to reflect changes in the Company’s business, both positive and negative, since August 2008. These changes were incorporated into the 2008 Financial Plan, which was later shared with Roche after review by the Special Committee. During the course of updating the 2008

Financial Plan in October 2008, the Company also considered the impact of the deterioration of the macroeconomic conditions on the 2008 Financial Plan.

On February 22, 2009, at a meeting of the Special Committee, management informed the Special Committee that it had reviewed developments in the business since October 2008 and advised the Special Committee that the Company’s financial outlook had not materially changed in the aggregate since that time.

The 2007 LRP has not been generally updated since its preparation in November 2007 and there have been a number of important developments in the business during the approximately 15 months since the 2007 LRP was prepared.

The 2008 Financial Plan.

The 2008 Financial Plan is summarized below.

	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
Revenues:
Product Sales	$11,244	$12,345	$13,690	$14,860	$16,083	$17,349	$18,061	$19,004	$20,764	$23,408	$24,279	$24,995	$26,230	$28,732	$31,551	$33,803
Royalties	2,501	2,465	2,617	2,681	2,723	2,809	2,551	2,518	2,667	2,676	2,377	2,447	2,611	2,967	3,326	3,662
Contract & Other	373	289	342	497	563	660	805	750	740	813	885	955	1,042	1,126	1,222	1,298

Total Revenues	$14,118	$15,099	$16,648	$18,038	$19,370	$20,817	$21,418	$22,273	$24,171	$26,897	$27,542	$28,398	$29,883	$32,825	$36,099	$38,764

Cost and Expenses:
Cost of Sales	$1,541	$1,794	$1,872	$1,760	$1,784	$1,947	$1,969	$1,948	$2,022	$2,288	$2,412	$2,742	$3,048	$3,369	$3,800	$4,235
R&D	2,824	3,020	3,330	3,608	3,874	4,163	4,284	4,400	4,649	4,951	5,273	5,658	5,977	6,488	6,967	7,395
MSG&A	2,233	2,183	2,321	2,432	2,495	2,692	2,828	3,157	3,484	3,867	4,077	4,444	4,933	5,472	6,027	6,448
Profit Sharing	1,352	1,544	1,664	1,688	1,581	1,654	1,645	1,595	1,603	1,643	1,330	1,337	1,316	1,314	1,333	1,082

Total Cost and Expenses	$7,950	$8,541	$9,187	$9,488	$9,734	$10,456	$10,726	$11,100	$11,757	$12,749	$13,092	$14,180	$15,274	$16,644	$18,128	$19,160

Operating Income	$6,169	$6,558	$7,461	$8,550	$9,636	$10,361	$10,692	$11,173	$12,414	$14,148	$14,450	$14,217	$14,609	$16,182	$17,970	$19,604
Taxes	2,219	2,220	2,311	2,548	2,838	3,041	3,121	3,252	3,662	4,223	4,116	4,095	4,203	4,756	5,269	5,732

Post-Tax Operating Income	$3,950	$4,339	$5,150	$6,002	$6,798	$7,320	$7,570	$7,920	$8,752	$9,925	$10,334	$10,122	$10,406	$11,426	$12,701	$13,872
Gross Capex	$(546)	$(560)	$(620)	$(600)	$(554)	$(545)	$(593)	$(647)	$(640)	$(716)	$(688)	$(722)	$(782)	$(808)	$(833)	$(820)
Change in Working Capital	(50)	(371)	125	(68)	(122)	(132)	(58)	(91)	(222)	(228)	(126)	7	(197)	(231)	(397)	(746)
Depreciation	507	586	559	575	577	585	594	593	594	606	613	638	625	622	635	661

Free Cash Flow	$3,861	$3,994	$5,214	$5,909	$6,699	$7,228	$7,513	$7,776	$8,483	$9,588	$10,133	$10,044	$10,052	$11,010	$12,105	$12,968

Note: Amounts in the 2008 Financial Plan are subject to rounding.

See Item 8 “—Cautionary Note Regarding Forward-Looking Statements” of this Schedule 14D-9.

Roche’s Disagreements with the 2008 Financial Plan.

On December 12, 2008, Roche provided the Company with a high-level summary of its key disagreements with the 2008 Financial Plan. The Company spent over a month responding to Roche’s questions and concerns raised in the summary (see Item 4 “—Background of the Offer” of this Schedule 14D-9). After that time, on January 15, 2009 Roche delivered to the Company a summary of Roche’s key disagreements with the 2008 Financial Plan which were essentially unchanged from its positions on December 12, 2008. Roche sets forth these disagreements in its Offer on pages 19 – 22. The Company sets forth its position with respect to each of the points below:

Pipeline Productivity. The 2008 Financial Plan includes future cash flow forecasts attributable to the Company’s product pipeline, which includes product candidates currently in clinical trials or pending regulatory review, as well as new molecules that the Company expects to develop in the future. The key assumptions around the Company’s pipeline include the number of IND filings per year, probability of success in clinical development, clinical development timelines, and potential market opportunity. In making its determination that the product pipeline assumptions in the 2008 Financial Plan were appropriate, the Company’s management took into consideration the following factors:

•

The Company’s track record of scientific excellence. The Company continues to rank at the top of the industry in terms of impactful scientific publications, biotechnology patents issued, and other key measures of scientific productivity. The Company has a proven history of translating scientific innovation into the successful development and commercialization of new products and indications.

•

The financial assumptions in the 2008 Financial Plan for future molecules the Company expects to develop are similar to the assumptions in the 2007 LRP, with the following exceptions: (i) an increase in the number of new molecules assumed to enter clinical development in future years based on actual research productivity in recent years; and (ii) an increase in the forecast for ex-U.S. sales as a percentage of U.S. sales for future molecules. This change was based on an analysis of actual worldwide sales results for biologics, and on revised foreign exchange rate assumptions.

•

In recent years, the Company has outperformed its plan with regards to new molecules moving into clinical development. For the period from 2006-2010, the Company’s original goal was to move 20 molecules into development, and it is currently forecasting to move over 35 molecules into development during this time period. Forecasts for future IND filings in the 2008 Financial Plan are consistent with the Company’s actual productivity in recent years. The IND filing assumptions have been rigorously reviewed by management in research.

•

Forecasts for development timelines, costs, probabilities of success and potential market size are based on extensive historical experience and are updated based on management’s judgment about future trends. For existing projects, the probability of success estimates are generated by cross-functional teams of product development experts and are reviewed and approved by management. For assumptions regarding new molecules that will enter clinical development in the future, the Company assumed a probability of success of 28% for large molecules (i.e., proteins) from IND filing through approval in their lead indications. This assumption is consistent with industry averages for large molecules and is conservative relative to the Company’s actual historical success rates for large molecules, which have been approximately 28-40% depending upon the timeframe and calculation methods. The Company has assumed an 18% probability of success for new small molecules. This assumption for small molecules is based on confidence that better understanding of biology and target selection along with improving technologies for generating new small molecules leads will favorably impact small molecule success rates in the future. The Company has made significant investments in small molecule drug development for the last several years, hiring personnel with extensive industry experience whose input informed these assumptions. For its assumptions regarding both small and large molecules, the Company considered its track record in these areas, internal experience and expertise, industry averages, and external judgments from academic experts and consultants.

•

The 2008 Financial Plan assumes ongoing R&D investments of approximately 20% of its future revenue to support its research and development activities. The Company’s R&D forecasts, as reflected in the 2008 Financial Plan, are intended to be more than adequate to support its product pipeline and include contingency funding to handle unexpected costs that may occur.

•

Management believes there is significant potential upside to its pipeline productivity assumptions if, for example: (i) the Company continues to generate more new molecules and IND filings than planned; (ii) actual success rates for new molecules are higher than the Company’s forecast success rates; or (iii) the Company’s work in major unmet medical needs, such as cancer, Alzheimer’s disease and asthma, yields blockbuster future products that exceed the Company’s sales expectations for new pipeline projects.

Future Pricing. Historically, the Company has generally taken modest annual price increases on its commercial products. In recent years, the Company’s Executive Committee has approved portfolio-weighted average price increases of approximately 3.5% annually, comparable to CPI and lower than other companies in its industry. In the 2008 Financial Plan, the Company assumed portfolio-weighted average price increases of approximately 3.6% in 2009, trending down to approximately 2.3% by 2015 due to a number of factors including the Company’s expectation of a potentially more challenging competitive and reimbursement environment. The Company’s management believes these modest price increase assumptions are reasonable in the current health care environment based on the following considerations:

•

The portfolio-weighted average price increases in the 2008 Financial Plan are in line with or lower than the price increases the Company has implemented successfully in recent years, and are significantly lower than price increases which have recently been taken by other companies in the industry.

•	The price increase assumptions in the 2008 Financial Plan are modestly lower in aggregate than the assumptions in the 2007 LRP.

•

While health care costs are a subject of public scrutiny, most health care reform proposals would not eliminate the opportunity for pharmaceutical or biotechnology companies to take modest price increases that are consistent with cost inflation.

•

The Company’s management believes there is potential upside to its pricing assumptions if, for example: (i) competition is less successful than modeled in the 2008 Financial Plan; or (ii) new clinical results such as the Avastin adjuvant trials demonstrate health economic benefits that are more impressive than the current health economic dataset.

Follow-on-biologics. The Company’s products are primarily biologics, which have not historically faced competition from generics or follow-on-biologics (“FOBs”). Therefore, there is limited historical information on the commercial impact of FOBs, which makes it challenging to forecast their future impact. The Company has created product-by-product forecasts for FOBs that assume, on average for our major products, a 50% decline in product revenue three years after patent expiration and 5% declines in each subsequent year due to loss of market share to FOBs. The Company’s management believes these assumptions are reasonable based on the following:

•

No legislation currently exists to approve FOBs for the U.S. market. However, the 2008 Financial Plan assumes legislation will be passed within the next two years. Management’s assumption is that clinical trials will be required for the registration of FOBs, and that automatic substitution of FOBs for the Company’s products is not likely because analytical tools to comprehensively assess interchangeability are not expected to be available.

•

The FOB assumptions in the 2008 Financial Plan for our major products regarding the number of FOB entrants and FOB price discounts have not changed materially relative to those used in the 2007 LRP. The Company’s assumptions on market share loss to FOBs have been updated on a product-by-product basis to reflect individual market dynamics such as chronic vs. acute therapy and product complexities, among other things. Also, the Company has reduced the forecasted market share loss to FOBs for certain smaller products.

•	The Company assumed in the 2008 Financial Plan that FOBs would gain greater market share than assumed by the Congressional Budget Office in its assessment of FOB competition.

•

The assumptions regarding sales impacts from FOBs in the 2008 Financial Plan are supported by a rigorous internal model developed over the last five years by the Company and updated by internal experts from market research, pricing, regulatory affairs, manufacturing and government affairs. The model uses regression analyses based on experience with loss of patent protection in other markets, and the factors in market research the Company has conducted with payors and various physician specialties. The assumptions in the Company’s model have also been validated by external experts in the field who looked in detail at the clinical and manufacturing costs that would be required to get an FOB to market, forecasted the expected number of FOB entrants in each market, and forecasted the expected price and share loss.

•

Management believes there is potential upside to its FOB assumptions if, for example: (i) FOBs encounter unplanned safety or efficacy issues due to differences in their product profile relative to the innovator molecules; (ii) FOBs experience challenges or delays due to the significant complexity inherent in manufacturing protein pharmaceuticals consistent with Food and Drug Administration (“FDA”) standards; (iii) the Company is able to obtain or enforce additional patents that postpone market entry of FOBs; (iv) the Company is able to develop second generation molecules or combination therapies that reduce the impact of FOBs; or (v) if FOB legislation does not pass or is more favorable than planned as it relates to issues such as the duration of data exclusivity.

Avastin Adjuvant Indications. Avastin is being studied in a number of different clinical trials in various cancers and settings, including in the adjuvant (early stage) setting in colon, breast, and lung cancer. The 2008 Financial Plan includes future cash flows from these adjuvant indications, adjusted based on the Company’s assessment of the probability that each study will be successful (61% for colon, 50% for breast, and 55% for lung). The Company’s management believes that its Avastin adjuvant assumptions are reasonable based on the following:

•

The Company’s probability estimates are based on management’s detailed assessment of all relevant information including scientific rationale, preclinical data, and clinical data. The probability of success estimates in the 2008 Financial Plan changed modestly relative to the 2007 LRP (e.g., from 55% to 61% for colon) based on encouraging new safety data from the Avastin C-08 trial that was presented at the ASCO meeting in June 2008.

•

The Company’s estimates for launch dates in each indication are based on forecasts for clinical trial enrollment and most likely dates of data availability, factoring in appropriate probabilities for interim analyses that are expected to occur in each trial. In the adjuvant setting for colon cancer, the Company has reached an agreement with the FDA on a Special Protocol Assessment (SPA) for the Avastin C-08 trial. The Company remains confident based on all its correspondence with the FDA that the Avastin C-08 trial, if successful, will form the basis for approval of Avastin in the adjuvant setting for colon cancer. When forecasting adjuvant timelines in the 2007 LRP, the Company planned conservatively and assumed that all trials would continue to their final planned analyses (i.e., the Company excluded potential interim analyses from its timeline assumption). Based on actual outcomes from the Company’s other oncology trials, where there were many examples of trials being stopped earlier than planned based on interim analyses (e.g., the Herceptin adjuvant trial was stopped approximately 18 months earlier than the Company had planned; the Avastin metastatic breast cancer trial was stopped approximately 12 months earlier than the Company had planned), management decided in 2008 (before the Roche Proposal) to appropriately reflect the probability of data availability from interim analyses in its financial plans going forward. Management does not believe there is a financial rationale to exclude the probability-adjusted potential upside from known, planned interim analyses when assessing the Company’s future potential cash flow forecasts. Therefore, the timelines for data availability in the adjuvant breast and lung trials were shortened by approximately 12 months on average based on our assessment of the most probable dates of data availability including potential results from interim analyses.

•

To forecast potential sales in the adjuvant indications if the trials are successful, management has conducted extensive market research, which was completed prior to the Roche Proposal in July 2008, to arrive at a balanced view of the expected patient population and expected penetration of Avastin in each of these adjuvant settings.

•

Many of the assumptions for adjuvant indications in the 2008 Financial Plan are similar to the 2007 LRP, and all changes in assumptions are based on detailed analysis and supporting rationale. The most impactful change in the adjuvant assumptions in the 2008 Financial Plan relative to the 2007 LRP was an update in our dosing assumptions based on new data from the AVADO trial.

•

The Company believes that there is significant upside to its adjuvant assumptions if, for example: (i) the Avastin C-08 trial is positive and causes the Company to increase its probability estimates for other adjuvant indications; (ii) the ongoing adjuvant trials enroll and present data more quickly than planned; or (iii) the actual dose and duration of therapy are greater than the Company’s commercial planning assumptions.

Effective Tax Rate. The 2008 Financial Plan forecasts that the Company’s effective tax rate will decline over time from current levels of approximately 37% to approximately 30%. The reduction in tax rate comes from several factors, the most important being the initiation of commercial production at the Company’s facilities in Singapore. In reviewing the assumptions underlying the Company’s effective tax rate estimates in the 2008 Financial Plan, the Company’s management considered the following factors:

•

Other pharmaceutical and biotechnology companies have effective tax rates in the low 20% range or lower, largely due to the fact that they operate in low tax rate offshore jurisdictions. For example, Roche’s effective tax rate excluding the impact of the Company and Chugai is in the range of approximately 10%.

•	The Company believes its tax planning uses assumptions that are in the middle of the range compared to other companies who have employed similar manufacturing strategies.

•	The Company has employed outside experts to independently validate its tax-planning assumptions, including a nationally-recognized public accounting firm.

•

The Company’s management has been discussing its tax-planning strategies with the Board of Directors and with its tax colleagues at Roche for a number of years. The assumptions in the 2008 Financial Plan are modestly more favorable relative to the assumptions in the 2007 LRP due to higher production planned in the Company’s Singapore facilities. The Company believes there is significant upside to its tax assumptions if, for example, the Company adds an additional fill/finish facility in Singapore which might further reduce its tax rate into the mid-20% range.

Significant Value of Post-2015 Ex-U.S. Rights. As set forth in the Commercialization Agreement, Roche currently has an exclusive option to license, develop and commercialize outside of the U.S. new products that enter the Company’s clinical development pipeline. Under the terms of this agreement, Roche pays the Company a maximum royalty rate of 15%. Roche’s option rights expire on October 25, 2015, as described in Item 3 “—Licensing and Marketing Agreements” of this Schedule 14D-9. The Company has no obligation to renew or extend Roche’s ex-U.S. option rights, and the Company believes that that the post-2015 ex-U.S. rights to all new molecules entering its R&D pipeline have tremendous value to Roche, potential third parties and the Company, should it decide to pursue commercialization outside the U.S. itself. In assessing the value of ex-U.S. rights to the Company’s new product pipeline post-2015, the Company’s management considered the following:

•

In recent transactions involving exclusive licenses to develop and commercialize products outside of the U.S., the “fair market” royalty rates were significantly in excess of the current terms of the Commercialization Agreement. For example, Roche pays the Company a royalty rate of up to 22.5% on sales of Herceptin since the Herceptin licensing arrangement was completed outside the framework of the broad Commercialization Agreement. The Company has another recent late-stage licensing deal with royalty terms that are higher than 22.5%. The Company is also aware of licenses to biotechnology or pharmaceutical products by other companies that include royalty terms substantially higher than provided for in the Commercialization Agreement.

•

The Company’s products represent a significant share of Roche’s product sales and of their future pipeline. The Company believes that it is critical to Roche to continue to access the innovative products that come out of the Company’s research efforts after 2015.

Other Components of the 2008 Financial Plan. Forecasts for other components of the 2008 Financial Plan have all been carefully reviewed by the Company’s management and the Special Committee. These other areas, which are not as material or impactful to the overall corporate valuation as those items listed above, include assumptions for competitive products, manufacturing capacity management, certain contingencies, capital expenditures, changes in net working capital, and forecasts for other products including Raptiva. Specifically, the Company’s management reviewed the following factors with respect to these components:

•

In the 2008 Financial Plan, the Company included planning assumptions for the impact of approximately 175 known and potential future competitors. Since the competitive products are often still in clinical trials, their product profiles may not yet be known. The Company utilized a detailed model to estimate competitive impacts based on all known information about the clinical profiles of other products. The model is based on clinical data, scientific rationale and historical information. The assumptions are rigorously reviewed by an internal team. Historically, the Company’s LRPs have over-estimated the impact of competition on its product sales. Many of the Company’s competitive assumptions in the 2008 Financial Plan are similar to those in the 2007 LRP, though the assumptions have been updated based on new information such as clinical trial data from potential competitors. For example, the Company’s assumptions about competition for Avastin are more favorable for the Company in the 2008 Financial Plan based on new clinical trial information from the ASCO meeting in June 2008.

•

For all R&D projects, the Company estimates future development costs and includes these cost estimates in its LRPs. Forecasts for development costs in the 2008 Financial Plan for the Company’s product pipeline are based on over 20 years of experience, various benchmarking data, and are adjusted by management judgment based on expected future trends. The Company specifically includes in its forecasts development costs post-approval in order to satisfy FDA expectations for safety monitoring and to meet other FDA commitments. The Company’s management believe that the development cost assumptions in the 2008 Financial Plan are appropriate based on comparison with historical experience. The forecasts for new project development costs included in the 2008 Financial Plan are substantially similar to those included in the 2007 LRP.

•

The Company currently expects to have some level of excess manufacturing capacity when its new plants in Singapore and California are operational. In the 2008 Financial Plan, the Company assumes that it in-sources two new products to contract manufacture for other parties (one in 2012 and the other in 2014) in order to utilize its excess capacity. The Company assumes these deals are completed with terms similar to the Actemra contract manufacturing relationship that the Company signed in 2008. The Company’s management believes these assumptions, which have a modest financial impact on the 2008 Financial Plan, are reasonable based on past success insourcing contract manufacturing opportunities.

•

The Company’s forecasts for capital expenditures are based on a bottoms-up assessment of facilities needs, supplemented by management judgment. Historically, the Company’s actual capital expenditures have been significantly lower than its forecasts. The 2008 Financial Plan estimates for capital expenditures are modestly lower in aggregate than the 2007 LRP based on specific project changes.

•	The Company’s working capital assumptions in the 2008 Financial Plan are not, in the aggregate, materially different than the working capital assumptions in the 2007 LRP.

•

In the Company’s 2008 Financial Plan, the Raptiva forecast was updated to reflect the first confirmed case of progressive multifocal leukoencephalopathy (“PML”) in a patient receiving Raptiva. However, the 2008 Financial Plan was completed before the Company became aware of the second and third confirmed cases of PML, which the Company expects will lead to regulatory actions in the U.S. and have a significantly negative commercial impact to Raptiva. Therefore, the Raptiva sales forecasts in the 2008 Financial Plan are higher than the Company’s current expectations as of late-February 2009 due to the additional PML cases, however: (i) Raptiva represented approximately 1% of the Company’s 2008 product sales, so the impact of a reduction in the Raptiva forecast is not significant; and (ii) the Company believes the Raptiva downside will be more than offset by recent positive news in the business which was also not reflected in the 2008 Financial Plan, including the positive results from the Phase III Avastin RIBBON 1 trial as well as the positive results from the addition of Tarceva to Avastin in the Phase III ATLAS study.

Reasons for the Special Committee’s Recommendation.

The Special Committee has unanimously determined that the Offer is inadequate and not in the best interests of the Company’s stockholders, other than Roche and its affiliates. Accordingly, the Special Committee recommends, on behalf of the Company, that the Company’s stockholders reject the Offer and not tender their Shares pursuant to the Offer.

The Special Committee considered and discussed with its advisors, and with the Company’s management and its advisors, as appropriate, among other factors, detailed assessments of valuation of the Company, the future potential upsides and risk in the Company’s prospects, and the timing, terms and conditions outlined in the Offer. Following such consideration and discussion, the Special Committee made its determination for numerous reasons, including the following reasons:

The Offer Price Substantially Undervalues the Company.

The Special Committee believes the Offer Price substantially undervalues the Company and that the Company’s exceptional management team and employees, including its world-renowned scientists, can create far more value for stockholders than reflected in Roche’s Offer Price. The Special Committee bases these beliefs on its familiarity with, and its review with management and the Special Committee’s financial advisor of, the Company’s operations, particularly its R&D activities and their future prospects, projected financial performance and condition, historical stock price performance, and industry and macroeconomic conditions and trends. In particular, the Special Committee considered the following material factors:

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Unparalleled Research Success. The Company’s tradition of, and commitment to, exceptional science serves as the foundation for the successful development and commercialization of new medicines. The Company has recruited and retained some of the world’s most respected scientists, who play an important role in the scientific discoveries upon which the Company’s products are based. The Company’s scientists publish in excess of 150 scientific papers in peer-reviewed publications each year, among the highest in its industry, and since 1998 the average number of citations of the Company’s papers in molecular biology and genetics surpassed that of the most published institutions, including Harvard; University of California, San Francisco; MIT and Stanford. The Company holds a leading biotechnology patent portfolio, including approximately 7,700 current patents worldwide, approximately 6,300 patent applications pending worldwide, and the highest number of biotechnology patents issued in the U.S. in 2007, more than twice the number of biotechnology patents issued to any other company or academic institution in 2007.

•

Robust and Growing Product Pipeline. The Company’s integrated approach to research, development and commercialization has created one of the most robust and promising product pipelines in its industry, with the Company’s historical productivity significantly exceeding industry averages. The Company has 25 new molecular entities (“NMEs”) in its clinical development pipeline. Many of these NMEs represent new scientific approaches that have the potential to significantly advance the standard of care in diseases with few currently effective therapies. The Company has approximately 60 Phase II and Phase III clinical trials underway, including many new indications for our marketed products. The Company had 15 consecutive positive Phase III studies between 2003 and 2006 and the Company has obtained FDA approval for 15 biologics since 1985, more than any other biotechnology company.

•

Industry-Leading Commercial Success. The Company’s scientific accomplishments continue to translate into product approvals, including five new medicines in the past six years, and strong market success. In 2008, the Company’s U.S. sales exceeded $9.5 billion and its total revenues exceeded $13.4 billion. Since 1997, the Company has experienced 11 consecutive years of double-digit revenue growth. Based on sales, the Company is recognized as the #1 oncology company in the U.S. Its breakthrough medicines include four oncology products, which have each demonstrated an improvement in overall survival in a variety of tumor types and are well-established in their markets, and Lucentis, which is the first and only product to improve vision in up to 40% of patients suffering from the leading cause of blindness among those over the age of 60. Avastin, the first therapy to inhibit the process by which blood vessels develop and carry nutrients to a tumor, is now approved for treatment of the three leading causes of cancer deaths in the U.S. and is currently being studied worldwide in more than 450 clinical trials in more than 30 different tumor types. In 2008, the Company’s U.S. sales of Avastin were approximately $2.7 billion.

•

Extraordinary Financial Success. The strength of the Company’s R&D organization has enabled extraordinary financial success. The Company’s net income for 2008 was in excess of $3.4 billion. For the period of 2003 through 2008, the Company’s compounded annual growth rate in GAAP earnings per share exceeded 40%.

•

Strong Projected Financial Performance. The Company’s 2008 Financial Plan implies a valuation substantially in excess of the Offer Price. The 2008 Financial Plan is based on the most current information available to the Company. The 2008 Financial Plan was rigorously reviewed by the Company’s management and the Special Committee, and is believed by the Special Committee to be the best estimate of the Company’s prospects. For a detailed description of the 2008 Financial Plan, see Item 4 “—2008 Financial Plan” of this Schedule 14D-9.

•

Significant Value to Post-2015 Ex-U.S. Commercialization. The exclusive option granted to Roche in the Commercialization Agreement to license, develop and commercialize outside of the U.S. new products that enter our clinical development pipeline expires in 2015. See Item 3 “—License and Marketing Agreements” of this Schedule 14D-9. The Company is under no obligation to extend the term of the option contained in the Commercialization Agreement. The Special Committee believes that the Company would receive or create significant value in either (i) agreeing to extend the term of the option with Roche or granting the option to a third party, through upfront payments, improvements in the royalty rates or other financial terms, or a combination thereof, in excess of the terms currently in the Commercialization Agreement, or (ii) choosing not to license some or all of the rights and commercializing products outside the U.S. itself. This significant additional value is not accounted for in the 2008 Financial Plan.

The Offer Price Does Not Reflect the Substantial Benefits of a Business Combination to Roche.

The Special Committee believes that there are substantial benefits to be realized by Roche if it were to acquire full ownership of the Company. The Special Committee considered the following factors in this regard:

•

Cost Synergies. Roche has stated that it expects the acquisition of the Company will generate annual pre-tax cost synergies of $750 million to $850 million. These estimates are significantly below the level of cost synergies realized in precedent transactions involving acquisitions in the biotechnology and pharmaceutical industries. The Special Committee believes that Roche’s estimates are substantially below the levels that can be realized by Roche.

•	Increased Productivity. Roche has stated that full ownership will allow for sharing of technologies, assets, capabilities and expertise across the combined companies which will enhance innovation and the combined organization’s ability to find new solutions for unmet needs. According to Roche, full ownership of the Company by Roche would reduce complexity, eliminate duplication, and increase scale across the two companies, thereby allowing Roche to achieve significant operational efficiencies.

•

Assured Access to Drug Pipeline after 2015. Roche’s top three pharmaceutical products are sold by Roche outside the U.S. pursuant to licenses from the Company. The “opt-in” rights granted to Roche in the Commercialization Agreement to license, develop and commercialize, outside of the U.S., new products that enter our clinical development pipeline will expire in 2015. By acquiring the Company now, Roche will ensure that it continues to have the right to sell and market, outside the U.S., products that enter our clinical development pipeline after 2015.

•

Tax Benefits. The Company believes that, by acquiring the entire equity interest in the Company, Roche will be able to take advantage of certain tax-planning strategies that would create significant additional value to Roche.

The Offer Price Does Not Reflect the Strategic Importance of the Transaction to Roche or the Commitment of Roche to the Transaction.

The Special Committee believes that the Offer Price does not reflect: (i) the tremendous strategic importance to Roche of an acquisition of the Company, or (ii) that completion of the transaction is imperative for Roche in light of its strategic importance and Roche’s actions to date.

•

Roche’s Substantial and Growing Dependence on Company’s Pipeline and Innovation. Roche’s dependence on the Company’s products is substantial and has grown significantly over time. By way of illustration, in 1999, products developed in collaboration with the Company represented approximately 5% of Roche’s total consolidated pharmaceutical sales. In 2008, such products represented over 55% of Roche’s total consolidated pharmaceutical sales. In addition, a substantial majority of Roche’s product pipeline is composed of products under development in collaboration with the Company. For example, 33 of 42 Phase III trials in Roche’s pipeline as of December 31, 2008 involve molecules on which Roche is collaborating with the Company.

•

Roche’s Commitment to an Acquisition of the Company. The Special Committee noted that Roche’s top executives have repeatedly stated publicly, and to the Special Committee, that Roche is fully committed to obtaining full ownership of the Company. This is underscored by the fact that Roche has already taken substantial, irreversible steps to begin integrating the two companies, including workforce reductions and realignments in Roche’s U.S. operations. In addition, Roche recently raised $16.5 billion through the issuance of debt securities, for which there is no identified use other than to pursue an acquisition of the Company. Under these circumstances, the Special Committee believes that Roche is unlikely to abandon its efforts to acquire full ownership of the Company.

Opinion of Goldman, Sachs & Co.

The Special Committee considered the fact that Goldman Sachs rendered its opinion to the Special Committee, subsequently confirmed in writing, that, as of February 22, 2009 and based upon and subject to the factors and assumptions set forth in the written opinion, the consideration proposed to be paid to the holders of Shares (other than Roche and any of its affiliates) pursuant to the Offer was inadequate, from a financial point of view, to such holders. The full text of the written opinion of Goldman Sachs, dated February 22, 2009, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex A. Goldman Sachs provided its opinion for the information and assistance of the Special Committee in connection with its consideration of the Offer. The opinion of Goldman Sachs is not a recommendation as to whether or not any holder of the Shares should tender such Shares in connection with the Offer or any other matter.

Highly Conditional Offer Creates Significant Uncertainty.

The Special Committee considered the fact that there are numerous, significant conditions to the Offer. The conditions are broadly drafted and allow Roche to make subjective determinations which would enable Roche not to consummate the Offer. Thus, the conditions create substantial uncertainty as to whether Roche would be required to consummate the Offer. In particular, the Offer is conditioned upon the receipt by Roche of sufficient financing to acquire all outstanding publicly-held Shares and all Shares issuable upon exercise of outstanding options and to pay related fees and expenses, which Roche estimates would require $42.1 billion in cash.

The foregoing discussion of the Special Committee’s reasons for its recommendation to reject the Offer is not intended to be exhaustive, but describes all of the material reasons underlying the Special Committee’s recommendation. The Special Committee did not find it practicable to, and did not quantify or otherwise assign relative weights to, the specific reasons underlying its determination and recommendation. Rather, the Special Committee viewed its determination and recommendation as being based on the totality of the information and factors presented to and considered by the Special Committee.

Intent to Tender.

To the Company’s knowledge, after making reasonable inquiry, none of the Company’s executive officers, directors, affiliates or subsidiaries currently intends to tender into the Offer, or sell any Shares held of record or beneficially owned by such person.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

The Special Committee has retained Goldman, Sachs & Co. as its financial advisor in connection with, among other things, the Special Committee’s analysis and consideration of, and response to, the Roche Proposal and the Offer. Pursuant to the terms of the engagement, the Special Committee has agreed to pay Goldman Sachs a financial advisory fee, to be paid quarterly, up to a maximum amount of $34,800,000. This fee is subject to adjustment, and in certain circumstances, Goldman Sachs could be paid an additional fee upon consummation of a sale transaction, but in no event shall the total fees payable to Goldman Sachs exceed $55,000,000. On behalf of the Company, the Special Committee has also agreed to reimburse Goldman Sachs for its reasonable expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against certain liabilities relating to or arising out of its engagement.

The Company has retained Innisfree M&A Incorporated (“Innisfree”) to provide consulting, analytic and information agent services in connection with the Offer, and to assist with communications with the Company’s stockholders. The Company has agreed to pay Innisfree customary compensation for such services. In addition, the Company has agreed to reimburse Innisfree for its out-of-pocket expenses and to indemnify it against certain liabilities relating to or arising out of its engagement.

The Company has retained Kekst and Company Inc. (“Kekst”) as its public relations advisor in connection with the Offer. The Company has agreed to pay Kekst customary compensation for such services. In addition, the Company has agreed to reimburse Kekst for its out-of-pocket expenses and to indemnify it against certain liabilities relating to or arising out of its engagement.

Except as set forth above, none of the Special Committee, the Company nor any person acting on their behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the Company’s stockholders with respect to the Offer.

Item 6.	Interest in Securities of the Subject Company.

No transactions with respect to the Shares have been effected by the Company or, to the knowledge of the Company, by any of its executive officers, directors, affiliates or subsidiaries during the last 60 days, except for the following transactions on February 2, 2009 under the Company’s Employee Stock Purchase Plan at a price per share of $69.79:

•	the sale by the Company of 360,869 Shares to employees of the Company; and

•

purchases by Robert Andreatta of 54 Shares, Ian Clark of 295 Shares, David Ebersman of 108 Shares, Dr. Arthur Levinson of 298 Shares, Stephen Juelsgaard of 298 Shares and Dr. Patrick Yang and his spouse (who is an employee of the Company) of 155 Shares.

Item 7.	Purposes of the Transaction and Plans or Proposals.

For the reasons discussed in Item 4 “—Reasons for the Special Committee’s Recommendation,” the Special Committee unanimously determined that the Offer is inadequate and not in the best interests of the Company’s stockholders, other than Roche and its affiliates. Accordingly, the Special Committee recommends, on behalf of the Company, that the Company’s stockholders reject the Offer and not tender their Shares pursuant to the Offer. Except as described in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, neither the Special Committee nor the Company has any knowledge of any negotiation being undertaken or engaged in by the Special Committee or the Company that relates to or would result in (i) a tender offer for, or other acquisition of, Shares by Roche, any of its subsidiaries, or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company. Except as described or referred to in this Schedule 14D-9 or the annexes and exhibits to this Schedule 14D-9 or the Offer, to the knowledge of the Special Committee and the Company, there are no transactions, board resolutions, agreements in principle or contracts entered into in response to the Offer which relate to or would result in one or more of the matters referred to in the preceding sentence.

Item 8.	Additional Information.

Appraisal Rights.

Holders of the Shares do not have appraisal rights in connection with the Offer. However, if Roche purchases Shares in the Offer and a subsequent merger (including a short-form merger) involving the Company is consummated, holders of the Shares immediately prior to the effective time of the merger will have certain rights under the provisions of Section 262 of the General Corporation Law of Delaware (“DGCL”), including the right to dissent from the merger and demand appraisal of, and to receive payment in cash for the fair value of, their Shares. Dissenting stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (excluding any appreciation or depreciation in anticipation of the Offer or any subsequent merger) and to receive payment of such fair value in cash, together with a fair rate of interest thereon, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Offer or any subsequent merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Offer or any subsequent merger.

The foregoing summary of the rights of stockholders seeking appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The perfection of appraisal rights requires strict adherence to the applicable provisions of the DGCL. If a stockholder withdraws or loses his right to appraisal, such stockholder will only be entitled to receive the price per Share to be paid in the merger, without interest.

Litigation.

Following the Roche Proposal, more than 30 stockholder lawsuits were filed against the Company and/or the members of its Board of Directors, and various Roche entities. The lawsuits are currently pending in various state courts, including the Delaware Court of Chancery and San Mateo County California Superior Court, as well as in the United States District Court for the Northern District of California. The lawsuits generally assert class-action claims for breach of fiduciary duty and aiding and abetting breaches of fiduciary duty based in part on allegations that, in connection with Roche’s offer to purchase the remaining shares, some or all of the defendants failed to properly value the Company, failed to solicit other potential acquirers, and are engaged in improper self-dealing. Several of the suits also seek the invalidation, in whole or in part, of the Affiliation Agreement, and an order deeming certain provisions of the Company’s Amended and Restated Certificate of Incorporation invalid or inapplicable to a potential transaction with Roche.

On February 19, 2009, the Delaware plaintiffs filed a motion seeking leave to supplement their consolidated complaint. The proposed supplement adds new factual allegations regarding the Offer, names as an additional defendant Roche Investments, and brings three new claims. In general, the proposed supplement seeks declaratory relief regarding the Merger Provisions of the Affiliation Agreement and asserts two new claims for breach of fiduciary duties against Roche and Roche’s designees on our Board of Directors, asserting that the Offer is coercive and unfair to our public stockholders, and fails to disclose material information about the Affiliation Agreement and the Company’s valuation and business prospects.

Also on February 19, 2009, the Delaware plaintiffs filed a motion seeking to enjoin the Offer and a motion seeking expedited briefing and hearing on their motion.

Cautionary Note Regarding Forward-Looking Statements.

This Schedule 14D-9 contains forward-looking statements regarding the Company’s future financial and operating results and other statements regarding the Company’s intentions, beliefs, expectations, plans, prospects, or predictions for the future. These forward-looking statements are based on opinions and estimates of the Company and involve risks and uncertainties, and the cautionary statements set forth below and those contained in “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 identify important factors that could cause the Company’s actual results to differ materially from those predicted in any such forward-looking statements. Such factors include, but are not limited to, the Company’s inability to execute its 2008 Financial Plan; regulatory actions or delays; failure to obtain or maintain, or changes to, FDA or other approvals; difficulty in obtaining materials from suppliers; unexpected safety, efficacy or manufacturing issues for us or our contract/collaborator manufacturers; difficulty in enrolling patients in clinical trials; the need for additional data, data analysis or clinical studies; biologic license application (BLA) preparation and decision making; increased capital expenditures, including greater than expected construction and validation costs; product withdrawals or suspensions; competition; efficacy data concerning any of our products which shows or is perceived to show similar or improved treatment benefit at a lower dose or shorter duration of therapy; pricing decisions by us or our competitors; our ability to protect our proprietary rights; the outcome of, and expenses associated with, litigation or legal settlements; variations in collaborator sales and expenses; our indebtedness and ability to pay our indebtedness; fluctuations in contract revenue and royalties; actions by Roche that are adverse to the Company’s interests; the outcome of, or developments concerning, Roche’s Offer; decreases in third party reimbursement rates; greater than expected income tax rate; current macro-economic and financial market conditions; the ability of wholesalers to effectively distribute our products; inventory write-offs and increased cost of sales; changes in accounting or tax laws or the application or interpretation of those laws; increased R&D, marketing, general and administrative, stock-based compensation, environmental and other expenses; and the outcome of any litigation related to the Roche Proposal, the Offer or the Special Committee’s recommendation to stockholders. Other than as required by law, including the Exchange Act, the Company disclaims and does not undertake any obligation to update or revise any forward-looking statements in this Schedule 14D-9. The Company does not as a matter of course make public any projections as to future performance or earnings, other than limited guidance for periods no longer than a year. The 2008 Financial Plan, the 2007 LRP and the other LRP and plan, forecast or projection data referred to herein (collectively “Projection Data”) were not prepared with a view to public disclosure or compliance with guidelines of the SEC, the American Institute of Certified Public Accountants or the Public Company Accounting Oversight Board

regarding projections or forecasts. The Company’s independent auditors have not examined the Projection Data or expressed any conclusion or provided any form of assurance with respect to the Projection Data. Given the inherently uncertain nature of forecasting future results, it is expected that there will be differences between actual results and the projections included in the Projection Data, including the 2008 Financial Plan, and actual results may be materially greater or less than those contained in the 2008 Financial Plan and other Projection Data. Neither we nor any of our affiliates or representatives has made or makes any representation to any person regarding the ultimate performance of the Company compared to the information contained in the 2008 Financial Plan or other Projection Data and, except as required by law, none of us intends to update or otherwise revise the 2008 Financial Plan or other Projection Data to reflect changed circumstances or to reflect the occurrence of future events even if underlying assumptions change.

Item 9.	Exhibits.

Exhibit Number	Description

(a)(1)	Press release issued by the Company on February 23, 2009, entitled “Genentech Special Committee Rejects Roche’s $86.50 Offer as Inadequate.”

(a)(2)	Letter, dated February 23, 2009, from the Special Committee to the Company’s stockholders.

(a)(3)	Press release issued by the Company on February 23, 2009 entitled “Genentech Announces March 2, 2009 Webcast of Investment Community Meeting.”

(e)(1)	Excerpts from the Company’s Definitive Proxy Statement, dated March 12, 2008, relating to the 2008 Annual Meeting of Stockholders.

(e)(2)	Amended and Restated Certificate of Incorporation filed with our Current Report on Form 8-K filed with the Commission on July 28, 1999 and incorporated herein by reference.

(e)(3)	Certificate of Amendment of Amended and Restated Certificate of Incorporation filed with our Annual Report on Form 10-K for the year ended December 31, 2000 and incorporated herein by reference.

(e)(4)	Certificate of Amendment of Amended and Restated Certificate of Incorporation filed with our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 and incorporated herein by reference.

(e)(5)	Certificate of Third Amendment of Amended and Restated Certificate of Incorporation filed with our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 and incorporated herein by reference.

(e)(6)	Bylaws filed with our Annual Report on Form 10-K for the year ended December 31, 2005 and incorporated herein by reference.

(e)(7)	Form of Affiliation Agreement, dated as of July 22, 1999, between the Company and Roche Holdings, Inc., filed with Amendment No. 3 to our Registration Statement (No. 333-80601) on Form S-3 filed with the Commission on July 16, 1999 and incorporated herein by reference.

(e)(8)	Amendment No. 1, dated October 22, 1999, to Affiliation Agreement between the Company and Roche Holdings, Inc., filed with our Annual Report on Form 10-K for the year ended December 31, 1999 and incorporated herein by reference.

(e)(9)	Form of Amended and Restated Agreement, restated as of July 1, 1999, between the Company and F. Hoffmann-La Roche Ltd regarding Commercialization of the Company’s Products outside the United States, filed with Amendment No. 3 to our Registration Statement (No. 333-80601) on Form S-3 filed with the Commission on July 16, 1999 and incorporated herein by reference.

Exhibit Number	Description

(e)(10)	Amendment dated March 10, 2000, to Amended and Restated Agreement between the Company and F. Hoffmann-La Roche Ltd regarding Commercialization of the Company’s Products outside the United States, filed with our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 and incorporated herein by reference.

(e)(11)	Amendment dated June 26, 2000, to Amended and Restated Agreement between the Company and F. Hoffmann-La Roche Ltd regarding Commercialization of the Company’s Products outside the United States, filed with our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 and incorporated herein by reference.

(e)(12)	Third Amendment dated April 30, 2004, to Amended and Restated Agreement between the Company and F. Hoffmann-La Roche Ltd regarding Commercialization of the Company’s Products outside the United States, filed with our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 and incorporated herein by reference.

(e)(13)	Form of Tax Sharing Agreement, dated as of July 22, 1999, between the Company and Roche Holdings, Inc., filed with Amendment No. 3 to our Registration Statement (No. 333-80601) on Form S-3 filed with the Commission on July 16, 1999 and incorporated herein by reference.

(e)(14)	Collaborative Agreement, dated April 13, 2004, among the Company, F. Hoffmann-La Roche Ltd and Hoffmann-La Roche Inc., filed with our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 and incorporated herein by reference.

(e)(15)	Genentech, Inc. 1990 Stock Option/Stock Incentive Plan, as amended effective October 16, 1996, filed with Registration Statement (No. 333-83157) on Form S-8 filed with the Commission on July 19, 1999 and incorporated herein by reference.

(e)(16)	Genentech, Inc. 1994 Stock Option Plan, as amended effective October 16, 1996, filed with the Registration Statement (No. 333-83157) on Form S-8 filed with the Commission on July 19, 1999 and incorporated herein by reference.

(e)(17)	Genentech, Inc. 1999 Stock Plan, as amended and restated as of February 13, 2003, filed with our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 and incorporated herein by reference.

(e)(18)	Genentech, Inc. 2004 Equity Incentive Plan, filed with our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 and incorporated herein by reference.

(e)(19)	Genentech, Inc. 1991 Employee Stock Plan, as amended, filed with our Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 and incorporated herein by reference.

(e)(20)	Genentech, Inc. Executive Retention Plan, filed on a Current Report on Form 8-K with the Commission on August 21, 2008 and incorporated herein by reference.

(e)(21)	Genentech, Inc. Executive Severance Plan, filed on a Current Report on Form 8-K with the Commission on August 21, 2008 and incorporated herein by reference.

(e)(22)	Amended and Restated Collaboration Agreement between the Company and Idec Pharmaceuticals Corporation dated as of June 19, 2003, filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 and incorporated herein by reference.*

*	Pursuant to a request for confidential treatment, portions of this Exhibit have been redacted from the publicly filed document and have been furnished separately to the Securities and Exchange Commission as required by Rule 24b-2 under the Securities Exchange Act of 1934.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

GENENTECH, INC.

By:	/s/ Arthur D. Levinson
Name:	Arthur D. Levinson
Title:	Chairman and Chief Executive Officer

Dated: February 23, 2009

ANNEX A

PERSONAL AND CONFIDENTIAL

February 22, 2009

Special Committee of the Board of Directors

Genentech, Inc.

1 DNA Way

South San Francisco, California 94080

Ladies and Gentlemen:

You have requested our opinion as to the adequacy from a financial point of view to the holders (other than Offeror (as defined below) and any of its affiliates) of the outstanding shares of common stock, par value $0.02 per share (the “Shares”), of Genentech, Inc. (the “Company”) of the $86.50 per Share in cash (the “Consideration”) proposed to be paid to such holders in the Offer (as defined below). The terms of the offer to purchase (the “Offer to Purchase”) and related letter of transmittal (which, together with the Offer to Purchase, constitutes the “Offer”) contained in the Tender Offer Statement and Rule 13E-3 Transaction Statement filed by Roche Investments USA Inc. (the “Offeror”), an indirect wholly owned subsidiary of Roche Holding Ltd (“Parent”), with the Securities and Exchange Commission on February 9, 2009 under cover of Schedule TO (the “Schedule TO”), provide for an offer for all of the Shares not owned by Parent or its subsidiaries pursuant to which, subject to the satisfaction of certain conditions set forth in the Offer, Offeror will pay the Consideration for each Share accepted. We note that the Offer to Purchase provides that if following consummation of the Offer Parent and its affiliates own 90% or more of the Shares, Offeror intends to consummate a merger with the Company (the “Merger” and, together with the Offer, the “Transactions”) in which all remaining public stockholders of the Company would receive the Consideration, without interest, subject to compliance with the Affiliation Agreement dated as of July 22, 1999 between the Company and Roche Holdings, Inc.

Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of the Company, Offeror, Parent and any of their respective affiliates or any currency or commodity that may be involved in the Transactions for their own account and for the accounts of their customers. We are acting as financial advisor to the Special Committee of the Board of Directors of the Company (the “Special Committee”) in connection with its consideration of, and have participated in certain of the negotiations relating to, the Offer and other matters pursuant to our engagement by the Special Committee. We have received fees, and expect to receive additional fees, for our services in connection with our engagement, including fees that will be payable whether or not the Offer is completed, a fee that would be payable upon the successful completion of the Offer and fees that would be payable in connection with a definitive agreement for a sale of 50% or more of the Shares not owned by Parent and its affiliates, a sale of 50% or more of the Company’s assets or certain other transactions involving the Company which would result in the effective disposition of the Company’s principal business or operations, a

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portion of which would be payable upon the successful completion of the transactions contemplated by such definitive agreement. The Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. In addition, we have provided certain investment banking and other financial services to the Company and its affiliates from time to time, including having acted as counterparty with respect to a derivative transaction entered into by the Company in November 2007. We also have provided certain investment banking and other financial services to Offeror and its affiliates from time to time. We also may provide investment banking and other financial services to the Company, Offeror, Parent and their respective affiliates in the future. In connection with the above-described services we have received, and may receive, compensation.

In connection with this opinion, we have reviewed, among other things, the Schedule TO, including the Offer to Purchase and related letter of transmittal contained therein; the Solicitation/Recommendation Statement of the Company to be filed on Schedule 14D-9 (the “Schedule 14D-9”), in the form approved by you on the date of this opinion; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended December 31, 2008; annual reports to stockholders of Parent for the five fiscal years ended December 31, 2008; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain interim reports to stockholders of Parent; certain other communications from the Company and Parent to their respective stockholders; certain publicly available research analyst reports for the Company and Parent; and certain internal financial analyses and forecasts for the Company prepared by its management and approved for our use by the Special Committee (the “Forecasts”). We also have held discussions with members of the senior management of the Company and the Special Committee regarding their assessment of the strategic rationale of Parent and Offeror for, and the potential benefits for Parent and Offeror of, the Offer and the Merger and the past and current business operations, financial condition and future prospects of the Company and Parent. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by us. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company, Parent, Offeror or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. Our opinion does not address any legal, regulatory, tax or accounting matters.

Our opinion does not address the relative merits of the Transactions as compared to any strategic alternatives that may be available to the Company. This opinion addresses only the adequacy from a financial point of view, as of the date hereof, of the Consideration proposed to be paid to the holders of Shares (other than Offeror and any of its affiliates) pursuant to the Offer. We do not express any view on, and our opinion does not address, the fairness, from a financial point of view, of the Consideration or any other term or aspect of the Offer or the Merger. In addition, we do not express any view on, and our opinion does not address, the adequacy or fairness of the Consideration or any other term or aspect of the Offer or the Merger to, or any consideration received in connection therewith by, Offeror and any of its affiliates, the holders of any other class of securities, creditors, or other constituencies of the Company or Offeror; nor as to the adequacy or fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company or Offeror, or class of such persons in connection with the Offer or the Merger, whether relative to the Consideration proposed to be paid to the holders of Shares pursuant to the Offer or otherwise. We are not expressing any opinion as to the prices at which the Shares will trade at any time. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances,

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developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Special Committee in connection with its consideration of the Offer and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration proposed to be paid to the holders of Shares (other than Offeror and any of its affiliates) pursuant to the Offer is inadequate from a financial point of view to such holders.

Very truly yours,

GOLDMAN, SACHS & CO.

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